As filed pursuant to
Rule 424(b)(4)
Registration No. 333-98757
PROSPECTUS

2,020,000 Shares

Sensytech, Inc.

Common Stock

        We are offering for sale 2,000,000 shares of our common stock and the selling stockholder identified in this prospectus is offering for sale 20,000 shares of our common stock under this prospectus in a firm commitment underwriting. Our common stock is listed on The Nasdaq National Market under the symbol “STST.” The last reported sale price of our common stock on November 18, 2002 was $8.50 per share. We will not receive any of the proceeds from the sale of any shares of common stock by our selling stockholder.

       Investing in our common stock involves risks. See “Risk Factors” beginning on page 5 of this prospectus to read about the risks you should consider before buying shares of our common stock.

	Per Share	Total

Public offering price	$8.00	$16,160,000
Underwriters’ discounts and commissions(1)	$0.56	$1,131,200
Proceeds, before expenses, to us(2)	$7.44	$14,880,000
Proceeds to selling stockholder(2)	$8.00	$160,000

(1)	Please see “Underwriting” for a discussion of underwriters’ compensation.

(2)	We have agreed to pay the underwriters’ discounts and commissions of $11,200 with respect to the shares sold by the selling stockholder, which will reduce our proceeds, before other expenses of the offering, to $14,868,800.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

      We have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 300,000 additional shares of our common stock from us within 30 days following the date of this prospectus to cover over-allotments, if any.

      The underwriters expect that the shares of our common stock offered by this prospectus will be ready for delivery to purchasers on or about November 22, 2002.

FRIEDMAN BILLINGS RAMSEY	BB&T CAPITAL MARKETS

The date of this prospectus is November 19, 2002.

[INSIDE FRONT COVER ART]

Seven pictures of our products and platforms on which they are installed. These pictures include: an active threat simulator; a surface ship torpedo defense system deployed from a ship; electronic support measures equipment; pictures of screens from the equipment in use; and pictures of various ships, a submarine and an airplane.

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sales of our common stock.

PROSPECTUS SUMMARY

      This summary highlights information more fully described elsewhere in this prospectus and may not contain all the information that may be important to you. You should read the entire prospectus carefully, including the consolidated financial statements and related notes and other financial data included in this prospectus, before making an investment decision. You should also carefully consider the information set forth under “Risk Factors” beginning on page 5. In addition, some statements included in this prospectus are forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements” on page 16. Except as otherwise noted, all information in this prospectus assumes that the underwriters’ over-allotment option is not exercised.

Sensytech, Inc.

      We are a designer, developer and manufacturer of electronics, communications and technology products for the defense and intelligence markets. Specifically, we specialize in passive surveillance systems which receive, track or monitor signals but do not themselves emit a signal that can be intercepted, airborne imaging and scanning systems that map or otherwise monitor the ground below an airplane, electronic countermeasure and threat simulator systems, and communications data links. All of our systems are typically integrated into larger systems to provide complementary data or information, although all are also capable of performing their functions on a stand-alone basis. Our products are developed for use primarily by U.S. federal government customers and U.S. approved foreign governments, including U.S. defense and intelligence agencies, foreign government agencies and civilian agencies.

      Our products can be found on most U.S. Navy surface and sub-surface combat vessels as well as certain other U.S. combat platforms and certain international surface combat vessels. These include the SSN-688 Los Angeles class, SSN-21 Seawolf class and SSN-774 Virginia class submarines, all U.S. aircraft carriers, MK-V patrol boats, Cyclone class coastal patrol boats, certain U.S. Coast Guard vessels, NASA U-2 aircraft and U.S. special missions aircraft.

      For the nine months ended June 30, 2002, approximately 76.7% of our revenues were generated from contracts for which we are the prime contractor, while approximately 69.8% of our revenues were generated from sole or single source contracts. In addition, approximately 29.3% of our revenues during this period were from classified programs. For the nine months ended June 30, 2002, we generated revenues of $20,509,000 and net income of $1,597,000. Our total funded backlog has increased significantly over the past year and was $24,482,000 on June 30, 2002, compared to $3,256,000 on June 30, 2001.

      We operate through three business units:

•	Defense Systems Group. This group designs, develops and manufactures products that intercept, analyze and track microwave signals from radars and weapons. It also provides equipment and systems used for remote targeting and communications and to carry out defensive measures against hostile signals or their sources to protect high value assets. This group’s systems are used on military platforms, such as ships, submarines and patrol aircraft, as well as at ground installations, to intercept, analyze and identify radar and weapons signals.

•	Communications Group. This group designs, develops and manufactures products that intercept signals and analyze communications in a variety of transmission formats, and then identify and locate the involved parties. These systems are used by aircraft, ships, and ground installations to intercept various kinds of transmissions occurring over established communications networks.

•	Imaging Group. This group designs, develops and manufactures multi-spectral, infrared, and visible light imaging systems that are used for remote surveys of environmental pollution, facility inspection, utility monitoring, and other inspections where on-site inspections are not possible or desirable.

Our Market Opportunity

      The U.S. federal government is the largest purchaser of surveillance and electronic warfare products and solutions. The terrorist attacks on September 11, 2001 have led to an increase in spending in these areas. We believe that government spending in our industry will continue to increase due to several trends, which include:

•	increasing defense spending focused on advanced defense and intelligence systems and communications activities;

•	increasing emphasis on homeland defense systems that utilize electronic intelligence gathering systems and equipment;

•	increasing spending on electronics systems and subsystems, including intelligence, surveillance, and reconnaissance; and

•	increasing spending by friendly foreign governments, with the permission of the U.S. federal government, on U.S. technology in the areas of intelligence gathering, electronic warfare and defense.

Our Competitive Strengths

      We seek to address the requirements of our customers in the intelligence community and Department of Defense through our:

•	expertise in the technology of intelligence gathering, electronic warfare and defense;

•	approximately 150 employees with government security clearances, which are required for work on classified programs for the intelligence community and Department of Defense;

•	proven track record of providing high quality products and services within the deadlines of our contracts, as demonstrated by our longstanding customer relationships in the intelligence community and with the Department of Defense; and

•	management team’s extensive experience in supporting our customers in the intelligence community and with the Department of Defense.

Our Strategy

      Our objective is to profitably grow our business as a premier provider of high quality and state of the art intelligence gathering and electronic warfare technology, products and systems. Our strategies for achieving this objective include:

•	maintaining and expanding our customer base by capitalizing on our long-term relationships with our customers and our reputation with the intelligence community and Department of Defense;

•	increasing profitability by targeting high growth segments of the market, particularly government intelligence gathering and electronic warfare, and expanding our product and service offerings in those areas;

•	utilizing customer funded research and development to develop technologies and products that have the potential for sizeable and sustained multi-year production runs;

•	continuing to attract and retain skilled professionals, including engineers, scientists, technicians, and support specialists, to ensure we have the capabilities to fulfill our customers’ requirements; and

•	pursuing strategic acquisitions of businesses that can cost-effectively broaden our technology expertise and our product offerings.

Risks

      As part of your evaluation of us, you should take into account not solely our business approach and strategy, but also the special risks we face in our business. Because our business is substantially dependent upon contracts with the U.S. federal government, we are subject to a number of risks that arise from the way in which the U.S. federal government conducts business. For example, as a government contractor, our operations are subject to shifts in government spending priorities. Our business is also subject to complex government procurement laws and regulations and may be adversely affected by government imposed contract provisions that are more favorable to the government than those in normal commercial contracts. Also, our operations are subject to government audits. Because of the nature of our work, we must recruit and retain skilled employees, many of whom must obtain and maintain security clearances.

Our ability to grow our revenues is dependent on our ability to recruit and retain these employees. For more information about these and other risks, see “Risk Factors” beginning on page 5. You should carefully consider all of the risk factors together with all of the other information included in this prospectus when making a decision to invest in our company.

General Information

      Our principal executive offices are located at 8419 Terminal Road, Newington, Virginia 22122-1430. Our telephone number at that address is (703) 550-7000. Our website can be visited at www.sensytech.com. Information contained on our website is not part of this prospectus.

The Offering

Common stock offered by us in this offering(1)	2,000,000 shares

Common stock offered by the selling stockholder in this offering	20,000 shares

Common stock to be outstanding immediately after this offering(2)	6,113,978 shares

Use of proceeds	We expect to use the net proceeds to us of this offering, which are estimated to be approximately $14,465,000, to repay approximately $2.9 million of our revolving credit line with Bank of America, for working capital, strategic acquisitions of businesses and for general corporate purposes. We will not receive any proceeds from the sale of shares by the selling stockholder. See “Use of Proceeds” on page 17.

Over-allotment option	We have granted the underwriters an option to purchase up to an additional 300,000 shares of common stock solely to cover over-allotments. If the over-allotment option is exercised in full, the number of shares offered by us will be 2,300,000, and the common stock outstanding immediately after this offering will be 6,413,978.

Nasdaq National Market symbol	STST

(1)	2,300,000 shares if the underwriters exercise their over-allotment option in full.

(2)	Based on the number of shares outstanding as of October 24, 2002. This does not include 493,200 shares of common stock that may be issued upon the exercise of currently outstanding options granted under our two employee option plans.

Summary Financial Data

      The summary financial data as of, and for the years ended, September 30, 1997, 1998, 1999, 2000 and 2001 are derived from our audited consolidated financial statements. The summary financial data for the nine months ended June 30, 2001 and 2002 are derived from our unaudited consolidated financial statements, which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of results for the unaudited interim periods. The summary financial data presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and notes thereto that are included in this prospectus beginning on page F-1.

						Nine Months
	Years Ended September 30,					Ended June 30,

	1997	1998(3)	1999	2000	2001	2001	2002

	(in thousands, except per share data)
Consolidated Statement of Earnings Data:
Contract revenue	$23,953	$21,927	$26,424	$22,706	$16,391	$12,593	$20,509

Costs and expenses
Cost of revenues	20,762	18,522	19,237	16,195	11,744	9,233	15,363
General and administrative expenses	2,654	3,424	4,251	3,974	2,901	2,195	2,529
Restructuring costs(1)	—	1,096	—	—	—	—	—

Total costs and expenses	23,416	23,042	23,488	20,169	14,645	11,428	17,892

Income (loss) from operations	537	(1,115)	2,936	2,537	1,746	1,165	2,617
Other income (expenses)
Interest (expense) income, net	(345)	(197)	(40)	116	141	90	24
Other income, net	—	—	—	39	116	113	66

Income (loss) before income taxes	192	(1,312)	2,896	2,692	2,003	1,368	2,707
Income tax (provision) benefit	(72)	490	(1,207)	(1,026)	(779)	(561)	(1,110)

Net income (loss)	$120	$(822)	$1,689	$1,666	$1,224	$807	$1,597

Earnings (loss) per share
Basic	$0.06	$(0.27)	$0.42	$0.42	$0.31	$0.20	$0.40

Diluted	$0.06	$(0.27)	$0.40	$0.40	$0.30	$0.20	$0.38

	As of September 30,					As of June 30,

	1997	1998	1999	2000	2001	2001	2002

Other Data:
Backlog(2)	$16,900	$22,600	$17,106	$7,033	$5,884	$3,256	$24,482

(1)	During fiscal 1998, we recorded restructuring charges of $1,096,000 in connection with ongoing operations. The restructuring combined, integrated and reengineered our processes, policies and procedures. Costs incurred consisted primarily of severance costs and other employee benefits, professional fees and relocation expenses.

(2)	We define backlog as the funded and unfunded amounts provided in our contracts, less previously recognized revenue. As of June 30, 2002, the full amount of our backlog was funded.

(3)	On June 9, 1998, S.T. Research Corporation, or ST Research, acquired Daedalus Enterprises, Inc., or Daedalus Enterprises, in an acquisition whereby the outstanding ST Research shares were converted into approximately 86.5% of the issued and outstanding shares of Daedalus Enterprises. As part of this overall transaction, Daedalus Enterprises changed its name to Sensytech, Inc. While Daedalus Enterprises was the legal acquirer, the acquisition was accounted for as a reverse acquisition whereby ST Research was deemed to have acquired Daedalus Enterprises for financial accounting purposes. Consistent with the reverse acquisition accounting treatment, the historical financial statements presented for periods prior to the acquisition date are the financials of ST Research, except for stockholders’ equity, which was retroactively restated for the equivalent number of shares of the legal acquirer. An adjustment was also made to adjust the par value with an offset to additional paid-in capital. The operations of the former Daedalus Enterprises business were included in the financial statements from the date of acquisition. In connection with the acquisition, we changed our fiscal year end from July 31 to September 30, which was the fiscal year end of ST Research.

RISK FACTORS

      Before making an investment in our common stock you should carefully consider the risks described below, as well as the other information set forth in this prospectus, including our consolidated financial statements and related notes. Some of the following risks relate principally to the industry in which we operate and to our business. Other risks relate principally to the securities markets and ownership of our stock. Additional risks and uncertainties not presently known to us, or risks that we currently consider immaterial, may also impair our operations. Any of the risk factors described below could significantly and negatively affect our business, prospects, financial condition or operating results, which could cause the trading price of our common stock to decline and could cause you to lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

We are dependent on contracts with the U.S. federal government for substantially all of our revenues.

      Any reduction in purchases of our products by the U.S. federal government could have a material adverse effect on our business because a significant portion of our revenues are derived, directly or indirectly, from contracts with the U.S. federal government. For the fiscal year ended September 30, 2001 and for the nine months ended June 30, 2002, we derived approximately 88.9% and 80.7%, respectively, of our revenue, directly or indirectly, from contracts with federal agencies in the intelligence community and Department of Defense. We expect that U.S. federal government contracts will continue to be the primary source of our revenues for the foreseeable future. If we were suspended or debarred from contracting with the U.S. federal government, if our reputation or relationship with individual federal agencies were impaired, or if the government otherwise ceased doing business with us or significantly decreased the amount of business it does with us, our business, prospects, financial condition and operating results could be materially harmed.

U.S. federal government spending priorities may change in a manner adverse to our business.

      Our business depends upon continued U.S. federal government expenditures on intelligence and defense. While spending authorizations for intelligence and defense-related programs by the U.S. federal government have increased in recent years, and in particular after the September 11, 2001 terrorist attacks, future levels of expenditures and authorizations for those programs may decrease or shift to programs in areas where we do not currently provide products or services. A significant decline in government expenditures, or a shift of expenditures away from programs that we support, could adversely affect our business, prospects, financial condition or operating results.

The U.S. federal government may terminate or modify its existing contracts with us or with contractors for which we are a subcontractor, which could adversely affect our revenues.

      We currently have approximately 132 contracts with the U.S. federal government. For the nine months ended June 30, 2002, approximately 80.7% of our revenues were derived directly or indirectly from U.S. federal government contracts and three U.S. federal government contracts accounted for 28.7% of our revenues. There are inherent risks in contracting with the U.S. federal government, including risks that are peculiar to the defense industry, which could have a material adverse effect on our business, prospects, financial condition or operating results. All contracts with the U.S. federal government contain provisions and are subject to laws and regulations that give the government rights and remedies not typically found in commercial contracts, including rights that allow the government to:

•	terminate existing contracts for convenience, which affords the federal government the right to terminate the contract in whole or in part at any time and for any reason, as well as for default;

•	reduce or modify contracts or subcontracts if its requirements or budgetary constraints change;

•	cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;

•	claim rights in products and systems produced by us;

•	adjust contract costs and fees on the basis of audits completed by its agencies;

•	suspend or debar us from doing business with the U.S. federal government; and

•	control or prohibit the export of our products.

      If the U.S. federal government terminates a contract for convenience, we may recover only our incurred or committed costs, settlement expenses and profit on work completed prior to the termination. If the government terminates a contract for default, we may not recover even those amounts, and instead may be liable for excess costs incurred by the government in procuring undelivered items and services from another source. Additionally, most of our backlog could be adversely affected by any modification or termination of contracts with the U.S. federal government or contracts the prime contractors have with the U.S. federal government.

Our business is subject to various laws and regulations that are more restrictive because we are a contractor and subcontractor to the U.S. federal government.

      As a contractor and subcontractor to the U.S. federal government, we are subject to various laws and regulations that are more restrictive than those applicable to non-government contractors. We are required to obtain and maintain material governmental authorizations and approvals to conduct our business as it is currently conducted. New or more stringent laws or governmental regulations concerning government contracts, if adopted and enacted, could have a material adverse effect on our business. Responding to governmental audits, inquiries or investigations may involve significant expense and divert the attention of our management. Also, an adverse finding in any such audit, inquiry or investigation could result in fines, injunctions or other sanctions.

      We must also comply with and are affected by laws and regulations relating to the formation, administration and performance of U.S. federal government contracts, which affect how we do business with our U.S. federal government customers and which may impose added costs on our business. For example, we are subject to the Federal Acquisition Regulations and all supplements, which comprehensively regulate the formation, administration and performance of U.S. federal government contracts, and to the Truth in Negotiations Act, which requires certification and disclosure of cost and pricing data in connection with contract negotiations. If a government review or investigation uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or debarment from doing business with U.S. federal government agencies, any of which could materially and adversely affect our business, prospects, financial condition or operating results. In addition, we are subject to industrial security regulations of the Department of Defense and other federal agencies that are designed to safeguard against foreigners’ access to classified information. If we were to come under foreign ownership, control or influence, our U.S. federal government customers could terminate, or decide not to renew, our contracts, and such a situation could also impair our ability to obtain new contracts. The government may also change its procurement practices or adopt new contracting rules and regulations that could be costly to satisfy or that could impair our ability to obtain new contracts.

Our products and systems may be rendered obsolete by our inability to adapt to technological change.

      The rapid development of technology continually affects our product applications and may directly impact the performance of our products. We can give you no assurances that we will successfully maintain or improve the effectiveness of our existing products, nor can we assure you that we will successfully identify new opportunities or that we will continue to have the needed financial resources to develop new products in a timely or cost-effective manner. In addition, products manufactured by others may render our products and systems obsolete or non-competitive. If any of these events occur, our business, prospects, financial condition and operating results will be materially and adversely affected.

Acquisitions or investments that we have made or may decide to make in the future could turn out to be unsuccessful.

      On October 2, 2001 we purchased the assets of FEL Corporation’s ASD Division, and on February 1, 2002, our subsidiary ST Production Systems, Inc. purchased the operating assets, and assumed certain government contracts, of FEL Corporation. If we are unable to successfully integrate FEL Corporation with our business, we may be unable to realize the anticipated benefits of this acquisition. We may experience problems managing a manufacturing facility that is in another state from our headquarters, which could delay the integration of FEL Corporation’s business systems with ours. This could adversely affect our business, prospects, financial condition and operating results.

      We intend in the future to pursue acquisitions of businesses, products and technologies. We review and actively pursue possible acquisitions on a continuous basis. We do not currently have any commitments, agreements or understandings to acquire any specific businesses or other material assets, and we may not be able to identify acquisitions at prices attractive to us or on terms that are otherwise satisfactory to us. If we do identify an appropriate acquisition candidate, we may not be able to successfully negotiate the terms of an acquisition, finance the acquisition or, if the acquisition occurs, integrate the acquired business into our existing business. Negotiations of potential acquisitions and integration of acquired business operations could disrupt our business by diverting management away from day-to-day operations. The difficulties of integration may be increased by the necessity of coordinating geographically dispersed organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures. In addition, we may need to record write downs from future impairments of intangible assets, which could reduce our future reported earnings. At times, acquisition candidates may have liabilities or adverse operating issues that we fail to discover through due diligence prior to the acquisition. Future acquisitions could result in potentially dilutive issuances of shares of common stock, the incurrence of debt and contingent liabilities, amortization of certain identifiable intangible assets, research and development write-offs and other acquisition related expenses. We cannot assure you that any future acquisition will be consummated or that, if consummated, we will be able to integrate such acquisition successfully without a material adverse effect on our business, prospects, financial condition or operating results.

If we are unable to manage our growth, our business could be adversely affected.

      Carrying out our plans for growth will place significant demands on our management, as well as on our administrative, operational and financial resources. For us to continue to manage our growth, we must continue to improve our operational, financial and management information systems and expand, motivate and manage our workforce. If we are unable to successfully manage our growth without compromising the quality of our products and services, or if new systems that we implement to assist in managing our growth do not produce the expected benefits, our business, prospects, financial condition or operating results could be adversely affected.

Our foreign sales involve additional risks compared to those presented by domestic sales.

      For the fiscal year ended September 30, 2001 and for the nine months ended June 30, 2002, we derived approximately 4.9% and 17.6%, respectively, of our revenues from contracts with foreign countries. We intend to increase the amount of foreign sales we make in the future. Foreign sales involve many of the risks described in this prospectus relating to sales to the U.S. federal government, as well as additional risks. These additional risks include:

•	political and economic instability in foreign markets;

•	restrictive trade policies of foreign governments;

•	changes in leadership of foreign governments;

•	economic conditions in local market;

•	our ability to obtain the necessary export licenses from either the Department of Commerce or the Department of State, or both, without which most of our foreign sales would not be possible;

•	inconsistent product regulations by foreign agencies or governments, the imposition of product tariffs and the burdens of complying with a wide variety of international and U.S. export laws; and

•	differing legal and regulatory requirements.

      In addition, sales to foreign governments often are subject to longer payment cycles than domestic sales and also require performance guarantees or advance payment guarantees in the form of stand-by letters of credit. These stand-by letters of credit permit the customer to assess damages for a variety of contractual obligations that are not fulfilled, including warranty obligations. As of June 30, 2002, we had approximately $3.0 million in stand-by letters of credit in place to international customers. Further, it is often harder to collect payments from foreign sales, which, when taken together with longer payment cycles, can require additional financing to carry these receivables for a longer time. If we fail to increase our foreign sales, or in the event we increase our foreign sales and encounter any of the risks discussed herein, it could have a material adverse effect on our business, prospects, financial condition and operating results.

We face competition from other firms, many of which have substantially greater resources.

      We operate in highly competitive markets and generally encounter intense competition to win contracts. We compete with many other firms, including large diversified firms, which have substantially greater financial, management and marketing resources than we do. Our competitors may be able to provide customers with different or greater capabilities or benefits than we can provide in areas such as technical qualifications, past contract performance, geographic presence, price and the availability of key professional personnel. Our failure to compete effectively with respect to any of these or other factors could have a material adverse effect on our business, prospects, financial condition or operating results. In addition, our competitors also have established or may establish relationships among themselves or with third parties to increase their ability to address customer needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge.

Failure to maintain strong relationships with other contractors could result in a decline in our revenues.

      For the fiscal year ended September 30, 2001 and for the nine months ended June 30, 2002, we derived approximately 55.9% and 23.3%, respectively, of our revenues from contracts in which we acted as a subcontractor to other contractors. We expect to continue to depend on relationships with other contractors for a portion of our revenues in the foreseeable future. Our business, prospects, financial condition or operating results could be adversely affected if other contractors eliminate or reduce their subcontracts or joint venture relationships with us, either because they choose to establish relationships with our competitors or because they choose to directly offer similar products that compete with our business, or if the government terminates or reduces these other contractors’ programs or does not award them new contracts.

We may not receive the full amount authorized under contracts that we have entered into and may not accurately estimate our backlog.

      The maximum contract value specified under each government contract that we enter into is not necessarily indicative of the revenues that we will realize under that contract. Because we may not receive the full amount we expect under a contract, we may not accurately estimate our backlog because the actual accrual of revenues on programs included in backlog may never occur or may change. Estimates of future revenues included in backlog are not necessarily precise and the receipt and timing of any of the revenues are subject to various contingencies, many of which are beyond our control. For a discussion of these contingencies see “Business — Backlog.” Also, some of our contracts can be extended or increased at the option of the customer. We publicly disclose the value of contract options under contracts we enter into. In the event that customers choose not to exercise such options, the total revenues we receive under such contracts will be less than the contract option value we disclose.

We may not accurately estimate the expenses, time and resources necessary to satisfy our contractual obligations.

      We enter into three types of U.S. federal government contracts for our systems and design engineering: fixed-price, cost-reimbursement and time-and-materials. For the nine months ended June 30, 2002, we derived approximately 96.2%, 3.5% and 0.3% of our revenues from fixed-price, cost-reimbursement and time-and-materials contracts, respectively. For the fiscal year ended September 30, 2001, we derived approximately 51.3%, 46.2% and 2.5% of our revenues from fixed-price, cost reimbursement, and time-and-materials contracts, respectively. Under fixed-price contracts, we provide specified products and services for a fixed price. Compared to cost-reimbursement contracts, fixed-price contracts generally offer higher margin opportunities, but involve greater financial risk because we bear the impact of cost overruns and receive the benefit of cost savings. Our profits could be adversely affected if our costs under any of these contracts exceed the assumptions we used in bidding for the contract. Under cost-reimbursement contracts, we are reimbursed for allowable costs and paid a fee, which may be fixed or performance-based. To the extent that the actual costs incurred in performing a cost-reimbursement contract are within the contract ceiling and allowable under the terms of the contract and applicable regulations, we are entitled to reimbursement of our costs, plus a profit. However, if our costs exceed the ceiling or are not allowable under the terms of the contract or applicable regulations, we may not be able to recover those costs. Under time-and-materials contracts, we are reimbursed for labor at negotiated hourly billing rates and for certain expenses. We assume financial risk on time-and-materials contracts because we assume the risk of performing those contracts at negotiated hourly rates. Our contract loss provisions may not be adequate to cover all actual losses that we may incur in the future.

Our contracts are subject to audits and cost adjustments by the U.S. federal government.

      The U.S. federal government audits and reviews our performance on contracts, pricing practices, cost structure and compliance with applicable laws, regulations and standards. In addition, non-audit reviews by the U.S. federal government may still be conducted on a majority of our government contracts. An audit of our work, including an audit of work performed by companies we have acquired or may acquire, could result in a substantial adjustment to our revenues because any costs found to be improperly allocated to a specific contract will not be reimbursed, and revenues we have already recognized may need to be refunded. If a U.S. federal government audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or debarment from doing business with U.S. federal government agencies. In addition, we could suffer serious harm to our reputation if allegations of impropriety were made against us regardless of the merits of any such allegation.

We may be liable for systems and service failures.

      We have experienced, and will likely in the future experience, some systems and service failures, schedule or delivery delays and other problems in connection with our work. If our solutions and products have significant defects or errors, are subject to delivery delays or fail to meet our customers’ expectations, we may:

•	lose revenues due to adverse customer reaction;

•	be required to provide additional services to a customer at no charge;

•	receive negative publicity, which could damage our reputation and adversely affect our ability to attract or retain customers; or

•	suffer claims for substantial damages against us.

      In addition to any costs resulting from product warranties, contract performance or required corrective action, these failures may result in increased costs or loss of revenues, if they result in customers postponing subsequently scheduled work or canceling or failing to renew contracts.

      While many of our contracts with the U.S. federal government limit our liability for damages that may arise from our negligence in providing products to our customers, we cannot be sure that these contractual provisions will protect us from liability for damages if we are sued. We do not have errors and omissions insurance, and we maintain products liability insurance only for our imaging group’s products. Furthermore, our imaging group’s product liability insurance coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims, or the insurer may disclaim coverage as to some types of future claims. The successful assertion of any large claim against us could materially harm our business. Even if not successful, any such claims could result in significant legal and other costs and may divert our management and other resources.

Security breaches in classified government programs could adversely affect our business.

      Many of the programs we support and systems we develop, install and maintain involve managing and protecting information involved in intelligence, national security and other classified government functions. A security breach in one of these programs could cause serious harm to our business, damage our reputation and prevent us from being eligible for further work on critical classified programs for U.S. federal government customers.

Our quarterly operating results may vary widely.

      Our quarterly revenues and operating results have in the past, and may in the future, fluctuate significantly. A number of factors cause our revenue, cash flow and operating results to vary from quarter to quarter, including:

•	fluctuations in revenues earned and expenses incurred on fixed-price contracts and contracts with a performance-based fee structure;

•	commencement, completion or termination of contracts during any particular quarter;

•	variable purchasing patterns under government contracts, blanket purchase agreements and indefinite delivery, indefinite quantity contracts;

•	changes in Presidential administrations and senior U.S. federal government officials that affect the timing of technology procurement;

•	changes in policy or budgetary measures that adversely affect government contracts in general; and

•	acquisitions of other technology systems providers.

      Changes in the number of contracts commenced, completed or terminated during any quarter may cause significant variations in our cash flow from operations because a relatively large amount of our expenses are fixed. We may incur significant operating expenses during the start-up and early stages of large contracts and typically do not receive corresponding payments in that same quarter. We may also incur significant or unanticipated expenses when contracts expire or are terminated. In addition, payments due to us from government agencies may be delayed due to billing cycles or as a result of failures of governmental budgets to gain Congressional and Presidential approval in a timely manner.

Our senior management is important to the success of our business.

      We believe that our success depends, in part, on the continued contributions of the chairman of our board of directors and chief executive officer S. Kent Rockwell, our president David A. Smith, our chief financial officer and treasurer Donald F. Fultz, and other members of our senior management. We rely on our executive officers and senior management to generate business and execute programs successfully. In addition, the relationships and reputations that members of our management team and board of directors have established and maintain with government and military personnel contribute to our ability to maintain good customer relations and to identify new business opportunities. The loss of Mr. Rockwell or any other member of our senior management could impair our ability to identify and secure new contracts and otherwise to manage our business. We do not have any employment contracts with any of our officers.

We must recruit and retain skilled employees to succeed in our labor-intensive business.

      We believe that an integral part of our success is our ability to locate and hire employees who have advanced engineering and technical services skills and who work well with our customers in a government or defense-related environment. These employees are in great demand and are likely to remain a limited resource in the foreseeable future. If we are unable to recruit and retain a sufficient number of these employees, our ability to maintain and grow our business could be negatively impacted.

Our business is dependent upon obtaining and maintaining required security clearances.

      Most of our U.S. federal government contracts require our employees to maintain various levels of security clearances, and we are required to maintain certain facility security clearances complying with Department of Defense requirements. Obtaining and maintaining security clearances for employees involves a lengthy process, and it is difficult to identify, recruit and retain employees who already hold security clearances. If our employees are unable to obtain or retain security clearances or if our employees who hold security clearances terminate employment with us, any customer whose work requires employees with security clearances could experience delays in the delivery of systems which could, in turn, jeopardize our ability to obtain future contracts. In addition, we expect that many of the contracts on which we will bid will require us to demonstrate our ability to obtain facility security clearances and perform work with employees who hold specified types of security clearances. To the extent we are not able to obtain facility security clearances or engage employees with the required security clearances for a particular contract, we may not be able to bid on or win new contracts.

Covenants in our credit facility may restrict our financial and operating flexibility.

      Our credit facility contains covenants that limit or restrict, among other things, our ability to borrow money outside of the amounts committed under the credit facility, make investments in our subsidiaries that are borrowers under the credit facility or in other entities not listed as borrowers under the credit facility, make other restricted payments, pay dividends on our common stock, sell or otherwise dispose of assets other than in the ordinary course of business, merge or consolidate, or make acquisitions, in each case without the prior written consent of our lenders. Our credit facility also requires us to comply with specified financial covenants relating to leasing, interest coverage, debt coverage, and minimum consolidated net worth, and earnings before interest, taxes, depreciation and amortization, or EBITDA. Our ability to satisfy these financial ratios can be affected by events beyond our control, and we cannot assure you that we will meet those ratios. Default under our credit facility could allow the lender to declare all amounts outstanding to be immediately due and payable. We have given the lender a security interest in substantially all of our assets to secure the debt under our credit facility. If the lender declares amounts outstanding under the credit facility to be due, the lender could proceed against those assets. Any event of default, therefore, could have a material adverse effect on our business if the lender determines to exercise its rights. We also may incur future debt obligations that might subject us to restrictive covenants that could affect our financial and operational flexibility, or subject us to other events of default. Any such restrictive covenants in any future debt obligations we incur could limit our ability to fund our businesses with equity investments, which would impede our ability to operate or expand our business.

      From time to time we may require consents or waivers from our lender to permit actions that are prohibited by our credit facility. If in the future our lender refuses to provide any such required waivers of our credit facility’s restrictive covenants and/or financial ratios, then we may be in default under our credit facility, and we may be prohibited from undertaking actions that are necessary to maintain and expand our business.

Our employees may engage in misconduct or other improper activities.

      We are exposed to the risk that employee fraud or other misconduct could occur. Misconduct by employees could include intentional failures to comply with U.S. federal government procurement regulations or failure to disclose unauthorized or unsuccessful activities to us. Employee misconduct could also involve the improper use of our customers’ sensitive or classified information, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to deter employee misconduct, and the precautions we take to prevent and detect this activity may not be effective in controlling unknown or unmanaged risks or losses.

We may not be able to receive or retain the necessary licenses or authorizations required for us to export our products.

      In order for us to export certain products, we are required to obtain a license from the U.S. federal government. Generally, in the case of certain sales of defense equipment to foreign governments, the U.S. federal government’s executive branch must notify Congress at least 15 to 30 days, depending on the location of the sale, prior to authorizing these sales. During this time, Congress may take action to block the proposed sale. We cannot be sure of our ability to obtain any licenses required to export our products or to receive authorization from the U.S. federal government for sales to foreign governments. Failure to receive required licenses or authorizations would hinder our ability to export our products.

We may need additional funds, and if we are unable to obtain these funds, we may not be able to expand or operate our business as planned.

      Our operations require significant amounts of cash, and we may be required to seek additional capital, whether from sales of equity or by borrowing money, for the future growth and development of our business or to fund our operations and inventory, particularly in the event of a market downturn. Although we currently have the ability to borrow additional sums under our line of credit, this facility contains a borrowing base provision and financial covenants which may limit the amount we can borrow thereunder or from other sources. Also, we may not be able to replace or renew our line of credit upon its expiration on terms that are favorable to us. In addition, a number of factors could affect our ability to access debt or equity financing, including:

•	our financial condition, strength and credit rating;

•	the financial market’s confidence in our management team and financial reporting;

•	general economic conditions and the conditions in the defense sector; and

•	capital market conditions.

      Even if available, additional financing could be costly or have adverse consequences. If additional funds are raised through the issuance of stock, dilution to stockholders may result. If additional funds are raised through the incurrence of debt, we will incur increased debt servicing costs and may become subject to additional restrictive financial and other covenants. We can give no assurance as to the terms or availability of additional capital. If we are not successful in obtaining sufficient capital, it could reduce our sales and earnings and adversely impact our financial position and we may not be able to expand or operate our business as planned.

We may be affected by intellectual property infringement claims.

      Our business operations rely on procuring and deploying intellectual property. Our employees develop some of the intellectual property that we incorporate into our products, but we also license technology from primary vendors. Typically, under U.S. federal government contracts, our government customers may claim rights in the intellectual property we develop, making it impossible for us to prevent their future use of our intellectual property. We may in the future be subject to claims from our employees or third parties who assert that intellectual property we use in our products infringes upon intellectual property rights of such employees or third parties. If our vendors, our employees or third parties assert claims that we, or our customers, are infringing on their intellectual property, we could incur substantial costs to defend these claims. In addition, if any of our vendors’ infringement claims are ultimately successful, our vendors could require us to:

•	cease selling or using products that incorporate the challenged intellectual property;

•	obtain a license or additional licenses from our vendors; or

•	redesign our products so that they do not rely on the challenged intellectual property.

Loss of third party software licensing could materially and adversely affect our business, prospects, financial condition and operating results.

      We incorporate software that we license from third parties in our products. If we lose or are unable to maintain any software licenses, we could incur additional costs or experience unexpected delays until equivalent software can be developed or licensed and integrated into our products.

We rely on a limited number of suppliers and manufacturers for specific components, and we may not be able to obtain substitute suppliers and manufacturers on terms that are as favorable if our supplies are interrupted.

      Although we generally use standard parts and components in our products, we rely on non-affiliated suppliers for the supply of certain components that are incorporated in all of our products. If these suppliers or manufacturers experience financial, operational, manufacturing capacity or quality assurance difficulties, or if there is any other disruption in our relationships, we will be required to locate alternative sources of supply. We do not have any long term contracts with any of our suppliers for supply of these components. Our inability to obtain sufficient quantities of these components, if and as required in the future entails the following risks:

•	delays in delivery or shortages in components could interrupt and delay manufacturing and result in cancellations of orders for our products;

•	alternative suppliers could increase component prices significantly and with immediate effect;

•	we may not be able to develop alternative sources for product components; and

•	we may be required to hold more inventory than we otherwise might in order to avoid problems from shortages or discontinuance.

Environmental laws and regulations may subject us to significant liabilities.

      Our operations are subject to U.S. federal, state and local environmental laws and regulations relating to the discharge, storage, treatment, handling, disposal and remediation of certain materials, substances and wastes. New laws on contamination or the imposition of new clean-up requirements may require us to incur substantial costs in the future and could have a material adverse effect on our business, prospects, financial condition and operating results. Likewise, any violation of any of those laws and regulations could cause us to incur substantial liability to the Environmental Protection Agency, the state environmental agencies in any affected state or to any individuals affect by any such violation. Any such liability could have a material adverse effect on our business, prospects, financial condition and operating results.

      On February 1, 2002, in connection with our acquisition of the operating assets of FEL Corporation, we signed a two-year lease for a building at the former FEL Corporation industrial park in Farmingdale, New Jersey. As a result of the former operations of FEL Corporation, both the soil and groundwater at other parts of the industrial park are known to be contaminated with chlorinated solvents at concentrations in excess of standards set by the New Jersey Department of Environmental Protection (“NJDEP”). Based on groundwater sampling conducted nearby but outside of the industrial park, it appears that this groundwater contamination has spread beyond the boundaries of the property.

      As part of an agreement with the NJDEP in settlement of potential liability to NJDEP for contamination existing in the industrial park prior to February 1, 2002, the NJDEP signed a covenant not to sue us for any environmental claims relating to that contamination. For this covenant to remain valid, we must cease operation at this site by July 31, 2004. In the event we do not comply with the terms of the agreement, we may be subject to substantial liability in connection with this site. In addition, the settlement with the NJDEP does not shield us from potential claims by the United States Environmental Protection Agency.

Because we do not have long-term commitments from many of our customers, we must estimate customer demand and errors in our estimates would have negative effects on our inventory levels and revenues.

      Our sales are generally made on the basis of individual purchase orders, which may also be later modified or canceled by the customer, rather than long-term commitments. We have historically been required to place firm orders for products with our suppliers up to twelve months prior to the anticipated delivery date and, on occasion, prior to receiving an order for the product, based on our forecasts of customer demands. Our sales process requires us to make multiple demand forecast assumptions, each of which may introduce error into our estimates, causing excess inventory to accrue or a lack of manufacturing capacity when needed. If we overestimate customer demand, we may allocate resources to manufacturing products that we may not be able to sell when we expect or at all. As a result, we would have excess inventory, which would harm our financial results. Conversely, if we underestimate customer demand or if insufficient manufacturing capacity is available, we would lose revenue opportunities, lose market share, and damage our customer relationships. On occasion, we have been unable to adequately respond to customer required delivery dates in our contracts because of the lead time needed for us to obtain required materials.

The classified nature of our business means that the underwriters and their counsel are not able to do all of their normal due diligence on our company.

      Approximately 29.3% of our revenues for the nine month period ended June 30, 2002 result from contracts with the U.S. federal government that are classified for national defense reasons. In addition, certain aspects of our contracts may also be classified, even if the whole contract is not. As a result of the regulations relating to classified contracts and work done under them, the underwriters and their counsel cannot review those contracts, talk with the people working on them or view the areas of our company where this work is done. Thus, they have not been able to perform all of the due diligence normally done in connection with the sale of common stock. Instead, they have had to rely upon information about the classified contracts given to them by our management. Although we believe the information contained in this prospectus about those contracts is complete and accurate, there is some risk to the purchaser of our common stock to the extent that the underwriters and their counsel have not been able to verify that information.

If we grow large enough, we will no longer qualify as a small business for government contracting purposes, which would subject us to more burdensome regulatory requirements and may make us ineligible for certain contracts open only to small businesses.

      Because we are a manufacturer that employs fewer than 750 people, we qualify as a small business for government contracting purposes. As of June 30, 2002 we had 198 employees. If we grow to the size where we employ more than 750 people, or if the regulations governing small business qualifications were to change in a way that resulted in our no longer qualifying as a small business, we would be subject to additional, more burdensome requirements under the U.S. federal government’s cost accounting standards regulations. Compliance with those additional requirements could divert management’s attention from existing operations. In addition, our status as a small business makes us eligible for certain governmental contracting programs that are open only to small businesses. Over the past three years, none of our revenues have been generated from contracts awarded through this program. To the extent that our revenues may in the future be attributable to such programs, a loss of our small business status could have a negative effect on our business, prospects, financial condition and operating results.

RISKS RELATED TO OUR COMMON STOCK AND THIS OFFERING

S. Kent Rockwell, our chairman and chief executive officer, and S. R. Perrino, one of our directors, will beneficially own approximately 26.2% of our common stock after this offering and may be able to exert significant influence over our business and affairs.

      S. Kent Rockwell, our chairman and chief executive officer, and S. R. Perrino, a director, currently beneficially own an aggregate of approximately 39.5% of our common stock and will beneficially own approximately 26.2% of our common stock after this offering. In addition, our officers and directors, including Mr. Rockwell and Mr. Perrino, currently beneficially own an aggregate of approximately 45.5% of our common stock and will own an aggregate of approximately 30.3% of our common stock after this offering. The ownership position of these persons may allow them to exert a significant influence over our management and affairs and over the approval of any proposed amendment to our certificate of incorporation, or over a merger or sale of all or substantially all of our assets. In addition, the interests of these persons may conflict with the interests of other holders of our common stock.

The market price of our common stock may fluctuate widely and trade at prices below the offering price.

      The price of our common stock after this offering may fluctuate widely, depending upon many factors, including:

•	the market’s perception of our prospects, and the prospects of defense related companies in general;

•	differences between our actual financial and operating results and those expected by investors and analysts;

•	changes in analysts’ recommendations or projections;

•	changes in general valuations for defense related companies; and

•	changes in general economic or market conditions and broad market fluctuations.

      In addition, the terrorist attacks of September 11, 2001, subsequent bioterrorism concerns, and various accounting related scandals have contributed to instability in the U.S. and other global financial equity markets. The armed hostilities that were initiated as a result of these attacks and future responses by the U.S. federal government may lead to further acts of terrorism in the United States or elsewhere, and such developments would likely cause further instability in financial markets. All of these factors subject our operations to increased risks and could have a material adverse effect on your investment in our common stock. As a result, our common stock may trade at prices significantly below the offering price.

We will have broad discretion over the use of proceeds from this offering.

      We intend to use the net proceeds from this offering to repay borrowings under our line of credit, for working capital, to pursue possible acquisitions and for other general corporate purposes. We may not use the proceeds from this offering for every one of these purposes. Future events, including changes in competitive conditions, our ability to identify appropriate acquisition candidates, the availability of other financing and funds generated from operations and the status of our business from time to time, may lead us to change the allocation of the net proceeds of this offering among these possible uses. We will have broad discretion with respect to the use of these funds and the determination of the timing of expenditures. We cannot assure you that we will use these funds in a manner that you would approve of or that the allocations will be in the best interests of all of our stockholders.

Provisions in our charter documents could make a merger, tender offer or proxy contest difficult.

      Our certificate of incorporation and bylaws contain provisions that may discourage, delay or prevent a change in control of our company that stockholders may consider favorable. Our certificate of incorporation and bylaws:

•	limit who may call special meetings of stockholders;

•	establish advance notice requirements for nominating candidates for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; and

•	require that vacancies on our board of directors, including newly-created directorships, be filled only by a majority vote of directors then in office.

      In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder. For more information, see “Description of Capital Stock — Corporate Governance Provisions of Our Certificate of Incorporation and Bylaws.”

Our common stock will have limited liquidity after this offering.

      After this offering is completed, our company will have approximately 6,113,978 shares of common stock outstanding, assuming the underwriters do not exercise their overallotment option. As mentioned above, at that time approximately 30.3% of our stock will be held by our officers and directors. Further, the trading volume of our stock prior to this offering has been relatively limited and we expect this to continue. Therefore, people who buy our stock in this offering may have difficulty selling their stock in the future or they may have to settle for a lower price than might be the case if our stock were traded more actively.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. The statements contained in this prospectus that do not relate to historical fact may include forward-looking statements that involve a number of risks and uncertainties. We have used the words “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “could,” “may,” “project” and similar terms and phrases, including references to assumptions, in this prospectus to identify forward-looking statements. These forward-looking statements are made based on our management’s expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements. The factors discussed under the heading “Risk Factors”, as well as the demand for, and acceptance of, our products and services, regulatory approvals, export approvals, economic conditions both domestically and internationally, the impact of competition and pricing, and results of financing efforts, are among the factors that may cause actual results to differ materially from the forward-looking statements. All of our forward-looking statements should be considered in light of these factors. You should not put undue reliance on any forward-looking statements. We undertake no obligation to update our forward-looking statements or risk factors to reflect new information, future events or otherwise, except as provided by law.

USE OF PROCEEDS

      We estimate the net proceeds to us from the sale of our common stock in this offering to be approximately $14,465,000. Net proceeds are what we expect to receive after deducting the estimated expenses related to this offering including underwriting discounts and commissions (none of which will be borne by the selling stockholder). If the underwriters exercise the over-allotment option in full, we estimate the net proceeds to us will be approximately $16,697,000. We will not receive any proceeds from the sale of the shares to be sold by the selling stockholder in this offering.

      We intend to use the net proceeds we receive, together with cash on hand, first to repay the amount outstanding under our revolving line of credit, which we expect to be approximately $2.9 million, for working capital needs and to fund all or a portion of the costs of any acquisitions of complementary businesses we determine to pursue in the future, although we cannot assure you that we will be able to successfully identify or consummate any such acquisitions. To the extent that we do not pursue or consummate any acquisitions, any remaining net proceeds to us will be used for general corporate purposes. Under our revolving line of credit, borrowings bear interest at a variable rate which is either Bank of America’s base interest rate or the London Interbank Offering Rate (LIBOR) plus 225 basis points, at our discretion. Our line of credit is provided under an agreement with Bank of America, which expires on February 28, 2003 and can be repaid at any time. Pending the actual use of the proceeds, we may invest the net proceeds of this offering in short-term, investment grade, interest-bearing securities or guaranteed obligations of the United States or its agencies.

PRICE RANGE OF COMMON STOCK

      Our common stock is currently traded on The Nasdaq National Market under the symbol “STST”. Prior to this offering, our common stock was traded on The Nasdaq SmallCap Market under the symbol “STST”.

      The following table sets forth the range of high and low actual sales prices of our common stock on The Nasdaq SmallCap Market for the periods indicated.

	High	Low

Fiscal 2003
First Quarter (through November 18)	$9.70	$6.93
Fiscal 2002
Fourth Quarter	$10.12	$6.81
Third Quarter	10.46	8.00
Second Quarter	9.49	5.85
First Quarter	9.23	5.35
Fiscal 2001
Fourth Quarter	$7.55	$3.97
Third Quarter	4.50	3.00
Second Quarter	5.00	3.25
First Quarter	4.50	3.25
Fiscal 2000
Fourth Quarter	$5.50	$3.75
Third Quarter	4.87	3.75
Second Quarter	5.12	4.12
First Quarter	6.00	3.53

      There were 230 registered holders of our common stock on October 24, 2002. On November 18, 2002, the closing sale price of our common stock on The Nasdaq SmallCap Market was $8.50 per share.

DIVIDEND POLICY

      We have not paid any dividends on our common stock during the last two fiscal years or during the current fiscal year. Our line of credit prohibits us from paying cash dividends to holders of our common stock. Further, we currently intend to retain any earnings of our company for the future operation and growth of our business. Therefore, we do not anticipate paying any cash dividends on our common stock in the foreseeable future. However, our board of directors, in its discretion, may decide to declare a dividend at an appropriate time in the future. A decision to pay a dividend would depend, among other factors, upon our results of operations, financial condition and cash requirements and the terms of our credit facility and other financing agreements at the time such a payment is considered.

CAPITALIZATION

      The following table sets forth our actual capitalization at June 30, 2002 and as adjusted as of that date to give effect to the issuance and sale of 2,000,000 shares of common stock offered by us hereby (at a public offering price of $8.00 per share), and the application of the estimated net proceeds from this offering, assuming that the over-allotment option is not exercised. You should read this table in conjunction with our consolidated financial statements and notes to our consolidated financial statements included in this prospectus beginning on page F-1.

	As of June 30, 2002

	Actual	As Adjusted

Cash and cash equivalents	$188,000	$13,403,000

Total debt	$1,250,000	—

Stockholders’ equity:
Common stock, $.01 par value; 25,000,000 shares authorized; 4,113,978 shares issued and outstanding (actual), 6,113,978 shares issued and outstanding (as adjusted)(1)	42,000	62,000
Additional paid-in capital	7,727,000	22,172,000
Retained earnings	6,585,000	6,585,000
Treasury stock at cost (125,245 shares)	(525,000)	(525,000)

Total stockholders’ equity	13,829,000	28,294,000

Total capitalization	$15,079,000	$28,294,000

(1)	Excluding shares reserved for issuance under our employee stock option plans.

SELECTED FINANCIAL DATA

      The following table sets forth the selected consolidated statement of earnings data, consolidated balance sheet data and other data for each of the periods indicated. The selected financial data for the years ended September 30, 1997, 1998, 1999, 2000, and 2001 are derived from our audited consolidated financial statements and related notes.

      The selected financial data as of June 30, 2002 and for the nine months ended June 30, 2001 and 2002 are derived from our unaudited financial statements. Such financial statements include all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for these periods. Operating results as of and for the nine months ended June 30, 2002 are not necessarily indicative of results that may be expected for the full fiscal year. You should not assume that the results below indicate results that we will achieve in the future. The operating data are derived from unaudited financial information that we compiled.

      The selected financial data presented below should be read in conjunction with our consolidated financial statements and the notes to our consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

						Nine Months
	Years Ended September 30,					Ended June 30,

	1997	1998(2)	1999	2000	2001	2001	2002

	(in thousands, except per share data)
Consolidated Statement of Earnings Data:
Contract revenue	$23,953	$21,927	$26,424	$22,706	$16,391	$12,593	$20,509

Costs and expenses
Cost of revenues	20,762	18,522	19,237	16,195	11,744	9,233	15,363
General and administrative expenses	2,654	3,424	4,251	3,974	2,901	2,195	2,529
Restructuring costs(1)	—	1,096	—	—	—	—	—

Total costs and expenses	23,416	23,042	23,488	20,169	14,645	11,428	17,892

Income (loss) from operations	537	(1,115)	2,936	2,537	1,746	1,165	2,617
Other income (expenses)
Interest (expense) income, net	(345)	(197)	(40)	116	141	90	24
Other income, net	—	—	—	39	116	113	66

Income (loss) before income taxes	192	(1,312)	2,896	2,692	2,003	1,368	2,707
Income tax (provision) benefit	(72)	490	(1,207)	(1,026)	(779)	(561)	(1,110)

Net income (loss)	$120	$(822)	$1,689	$1,666	$1,224	$807	$1,597

Earnings (loss) per share
Basic	$0.06	$(0.27)	$0.42	$0.42	$0.31	$0.20	$0.40

Diluted	$0.06	$(0.27)	$0.40	$0.40	$0.30	$0.20	$0.38

						As of
	As of September 30,					June 30,

	1997	1998	1999	2000	2001	2002

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$140	$112	$3,076	$1,512	$4,362	$188
Total assets	$10,804	$14,424	$13,787	$14,384	$13,766	$23,239
Total debt	$4,001	$2,426	$111	$38	$—	$1,250
Stockholders’ equity	$2,536	$7,307	$9,112	$10,754	$11,986	$13,829

						As of
	As of September 30,					June 30,

	1997	1998	1999	2000	2001	2001	2002

Other Data:
Backlog(3)	$16,900	$22,600	$17,106	$7,033	$5,884	$3,256	$24,482

(1)	During fiscal 1998, we recorded restructuring charges of $1,096,000 in connection with ongoing operations. The restructuring combined, integrated and reengineered our processes, policies and procedures. Costs incurred consisted primarily of severance costs and other employee benefits, professional fees and relocation expenses.

(2)	On June 9, 1998, ST Research acquired Daedalus Enterprises in an acquisition whereby the outstanding ST Research shares were converted into approximately 86.5% of the issued and outstanding shares of Daedalus Enterprises. As part of this overall transaction, Daedalus Enterprises changed its name to Sensytech, Inc. While Daedalus Enterprises was the legal acquirer, the acquisition was accounted for as a reverse acquisition whereby ST Research was deemed to have acquired Daedalus Enterprises for financial accounting purposes. Consistent with the reverse acquisition accounting treatment, the historical financial statements presented for periods prior to the acquisition date are the financials of ST Research, except for stockholders’ equity, which was retroactively restated for the equivalent number of shares of the legal acquirer. An adjustment was also made to adjust the par value with an offset to additional paid-in capital. The operations of the former Daedalus Enterprises business were included in the financial statements from the date of acquisition. In connection with the acquisition, we changed our fiscal year end from July 31 to September 30, which was the fiscal year end of ST Research.

(3)	We define backlog as the funded and unfunded amounts provided in our contracts, less previously recognized revenue. As of June 30, 2002, the full amount of our backlog was funded.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

      We are a designer, developer and manufacturer of electronics, communications and technology products for the defense and intelligence markets. Specifically, we specialize in integrated passive surveillance, communications and data links, electronic countermeasures and threat simulators, and airborne imaging and scanning systems. Our products are developed for use primarily by U.S. federal government customers and U.S. approved foreign governments, including U.S. defense and intelligence agencies, foreign governmental agencies and civilian agencies.

      A substantial portion of our revenues is derived from contracts with the U.S. federal government. For the nine months ended June 30, 2002, and the fiscal year ended September 30, 2001, approximately 80.7% and 88.9%, respectively, of our revenues were derived from contracts with the U.S. federal government. For these same periods, approximately 76.7% and 44.1%, respectively, of our revenues were generated from contracts for which we were the prime contractor, and approximately 69.8% and 97.7%, respectively, of our revenues were generated from sole or single source contracts. Single source contracts are contracts under which the purchaser purchases products only from us, although other suppliers exist, while sole source contracts are contracts under which the purchaser purchases products from us that only we can supply. The percentage reduction in sole or single source contracts is the result of classifying all revenues of ST Production Systems, Inc., which is our subsidiary that holds the assets we acquired from FEL Corporation in February 2002, as derived from competitive contracts. In addition during these time periods, approximately 29.3% and 21.2%, respectively, of our revenues were generated from contracts relating to classified programs of the U.S. federal government and U.S. approved international customers.

      To estimate revenues for performance under U.S. federal government fixed-price and cost-reimbursement contracts, including customer-funded research and development, we use the percentage of completion method of accounting under which estimated revenues are determined on the basis of completion to date (i.e., the total contract amount multiplied by percent of performance to date less revenue value recognized in previous periods). We record revenues under cost-reimbursement contracts as costs are incurred and we include estimated earned fees in the proportion that costs incurred to date bear to total estimated costs. We increase or decrease fees under certain U.S. federal government contracts in accordance with cost or performance incentive provisions which measure actual performance against established targets or other criteria. We include such incentive fee awards or penalties, which historically are not material, in revenues at the time the amounts can be determined reasonably. We recognize anticipated losses at the time they become known. Our future operating results may be affected if actual contract costs incurred differ from our current estimates of total contract costs.

      Our revenues are primarily derived from fixed-price contracts, under which we perform specific tasks for a fixed price. Under fixed-price contracts we assume the risk of cost overruns and receive the benefit of cost savings. All of our U.S. federal government contracts, whether we are the prime contractor or a subcontractor, are subject to audit and cost controls. As a result, the U.S. federal government contracting authorities typically have the right to object to our costs as not allowable or as unreasonable, which can result in our bearing all or a portion of these costs ourselves rather than recovering them from the U.S. federal government.

      We expense operating costs such as cost of revenues, general and administrative, independent research and development expenses, and bid and proposal costs in the period incurred. The major components of these costs are compensation, materials, and overhead. Intangible assets are amortized over their useful lives.

      Our results of operations, particularly our revenues, gross profit and cash flow, may vary significantly from period to period depending on a number of factors, including the progress of contract performance, revenues earned on contracts, the timing of customer orders and billing of other direct costs, the commencement and completion of contracts during any particular quarter, the timing of government contract awards, the term of each contract that we have been awarded, foreign budget reallocations, currency fluctuations, and general political and economic conditions. Because a significant portion of our expenses, such as personnel and facilities costs, are fixed in the short term, successful contract performance and variation in the volume of activity, as well as in the number of contracts commenced or completed during any period may cause significant variations in operating results. As a result of the factors above, period-to-period comparisons of our revenues and operating results may not be meaningful.

Results of Operations

      The following table sets forth, for each period indicated, certain financial data derived from our statement of operations expressed as a percentage of revenues. Any trends illustrated in the following table are not necessarily indicative of future results.

				Nine Months
	Years Ended September 30,			Ended June 30,

	1999	2000	2001	2001	2002

Statement of Earnings Data:
Contract revenues	100.0%	100.0%	100.0%	100.0%	100.0%

Costs and expenses:
Cost of revenues	72.8%	71.3%	71.6%	73.3%	74.9%
General and administrative expenses	16.1%	17.5%	17.7%	17.4%	12.3%

Total costs and expenses	88.9%	88.8%	89.3%	90.7%	87.2%

Income from operations	11.1%	11.2%	10.7%	9.3%	12.8%
Other income (expenses):
Interest (expense) income, net	(0.2)%	0.5%	0.9%	0.7%	0.1%
Other income (expense), net	—	0.2%	0.7%	0.9%	0.3%

Income before income taxes	10.9%	11.9%	12.3%	10.9%	13.2%
Income tax provision	(4.6)%	(4.6)%	(4.8)%	(4.5)%	(5.4)%

Net income	6.3%	7.3%	7.5%	6.4%	7.8%

Nine Months Ended June 30, 2002 Compared to Nine Months Ended June 30, 2001

      Revenues. Revenues increased $7,916,000, or 62.9%, to $20,509,000 for the nine months ended June 30, 2002 from $12,593,000 for the nine months ended June 30, 2001. The increase was due primarily to new contract awards in the Communications Group and the Imaging Group of approximately $5,951,000, in addition to revenues attributable to ST Production Systems, Inc., the subsidiary that holds the assets we acquired from FEL Corporation and which we include as part of our Defense Systems Group, of approximately $5,804,000 since the date of the FEL Corporation acquisition. This increase was partially offset by a decrease in other Defense Systems Group revenues of $3,839,000. For the nine months ended June 30, 2002 we derived, directly or indirectly, 80.7% of our revenues primarily from federal agencies in the intelligence community and the Department of Defense, compared to 94.1% for the nine months ended June 30, 2001. During the nine months ended June 30, 2002, our four largest revenue producing contracts were the Panther WBR-2000 System, the AN/SLQ-25A Surface Ship Torpedo Defense System, and two classified contracts, which contributed in the aggregate 35.2% of revenues.

      Customer funded development, which is included in revenue, decreased $6,217,000, or 94.9%, to $335,000 for the nine months ended June 30, 2002 from $6,552,000 for the nine months ended June 30, 2001. The decrease resulted from the U.S. Navy cancellation of the Advanced Integrated Electronic Warfare System, for which Lockheed Martin was the prime contractor. Consistent with U.S. Navy direction, all subcontractors to Lockheed Martin for this program were, in turn, cancelled to achieve an orderly shut down of the program. Our subcontract with Lockheed Martin for development of portions of the system was cancelled at this time.

      For the nine months ended June 30, 2002, we derived approximately 17.6%, of our revenues from contracts with U.S. approved foreign countries. Our foreign sales contracts require payment in U.S. dollars, so we are not affected by foreign currency fluctuations. We intend to increase the amount of foreign sales we make in the future.

      Cost of revenues. Cost of revenues increased $6,130,000, or 66.4%, to $15,363,000 for the nine months ended June 30, 2002 from $9,233,000 for the nine months ended June 30, 2001. The increase was attributed to costs associated with the revenues generated by ST Production Systems, Inc., which has higher associated costs than the revenues generated in our Communications and Imaging Groups. Cost of revenues as a percentage of revenues increased to 74.9% for the nine months ended June 30, 2002 from 73.3% for the nine months ended June 30, 2001.

      General and administrative expenses. General and administrative expenses increased $334,000, or 15.2%, to $2,529,000 for the nine months ended June 30, 2002 from $2,195,000 for the nine months ended June 30, 2001. The increase was due principally to the added salaries and related benefits of new employees hired for ST Production Systems, Inc. of approximately $182,000 and to increases in salaries and benefits to our existing employees.

      For the nine months ended June 30, 2002, internal research and development was $678,000 compared to $605,000 for the nine months ended June 30, 2001 and represented 26.8% and 27.6% of general and administrative expense, respectively.

      Net interest income. Net interest income decreased $89,000, or 78.8%, to $24,000 for the nine months ended June 30, 2002, from $113,000 for the nine months ended June 30, 2001. The decrease was the result of lower invested balances, lower rates of return on investments during 2002 and interest expense of $10,000 incurred on our line of credit.

      Income tax expense. Income tax expense consists of federal and state income taxes. Income tax expense increased $549,000, or 97.9%, to $1,110,000 for the nine months ended June 30, 2002, from $561,000 for the nine months ended June 30, 2001. The increase was primarily due to increased and improved profitability in 2002. Our effective tax rate was 41% for the nine months ended June 30, 2002 and 2001, respectively. Our effective tax rate varied from the federal statutory rate primarily due to state taxes and other nondeductible expenses.

      Net income. Net income increased $790,000, or 97.9%, to $1,597,000 for the nine months ended June 30, 2002, from $807,000 for the nine months ended June 30, 2001. The increase was the result of an increase in revenues that was partially offset by an increase in costs and expenses.

Year Ended September 30, 2001 Compared to Year Ended September 30, 2000

      Revenues. Revenues decreased $6,315,000, or 27.8%, to $16,391,000 for the year ended September 30, 2001 from $22,706,000 for the year ended September 30, 2000. The decrease primarily resulted from the completion of two significant production contracts, and the delay in receipt of planned international contracts for the Defense Systems, Communications and Imaging Groups. Customer-funded development, which is included in revenues, decreased $2,406,000, or 23.2%, to $7,958,000 for the year ended September 30, 2001 from $10,364,000 for the year ended September 30, 2000. The decrease in customer-funded development was consistent with the reduction in revenues experienced in fiscal 2001. The customer-funded development resulted primarily from the U.S. Navy Integrated Electronic Warfare System subcontract from Lockheed Martin Corporation and other government agency contract efforts.

      Cost of revenues. Cost of revenues decreased $4,451,000, or 27.5%, to $11,744,000 for the year ended September 30, 2001 from $16,195,000 for the year ended September 30, 2000. The decrease was a result of a reduction in variable costs consistent with the reduction in revenue. As a percentage of revenues, cost of revenues increased to 71.6% for the year ended September 30, 2001 from 71.3% for the year ended September 30, 2000.

      General and administrative expenses. General and administrative expenses decreased $1,073,000, or 27.0%, to $2,901,000 for the year ended September 30, 2001 from $3,974,000 for the year ended September 30, 2000. The decrease was due principally to a one-time accrual for severance pay of $734,000 accrued in fiscal 2000 payable to our former president and by efficiencies gained in automating infrastructure support tools, which facilitated staff reductions begun in fiscal 2000. As a percentage of revenues, general and administrative expenses increased to 17.7% for the year ended September 30, 2001 from 17.5% for the year ended September 30, 2000.

      For the year ended September 30, 2001, internal research and development was $892,000 compared to $932,000 for the year ended September 30, 2000 and represented 30.7% and 23.4% of general and administrative expenses, respectively. During 2001, major research efforts included: (a) application of processing techniques and lowcost antenna technologies to derive highly accurate direction measurements on received signals; (b) state of the art electronic developments to perform electronic intelligence data collection and processing; and (c) advancement in software radio technology used within our core intercept equipment.

      Net interest income. Net interest income increased $25,000, or 21.6%, to $141,000 for the year ended September 30, 2001 from $116,000 for the year ended September 30, 2000. The increase was due primarily to improved cash flow from operations and substantially improved cash collection activity resulting in lower accounts receivable and higher daily-invested balances.

      Other income. Other income increased $77,000, or 197.4%, to $116,000 for the year ended September 30, 2001 from $39,000 for the year ended September 30, 2000. The increase was due to sub-lease income of $112,000 received for 12 months in fiscal 2001 compared to only $29,000 for four months in fiscal 2000.

      Income tax expense. Income tax expense decreased $247,000, or 24.1%, to $779,000 for the year ended September 30, 2001 from $1,026,000 for the year ended September 30, 2000. Our effective income tax rate was 38.9% for the year ended September 30, 2001 and 38.1% for the year ended September 30, 2000. The rate varied from the federal statutory rate in fiscal 2001 primarily due to state taxes.

      Net income. Net income decreased $442,000, or 26.5%, to $1,224,000 for the year ended September 30, 2001 from $1,666,000 for the year ended September 30, 2000. The decrease was the result of decreased revenues partially offset by gains in operating efficiency and interest income in fiscal 2001.

Year Ended September 30, 2000 Compared to Year Ended September 30, 1999

      Revenues. Revenues decreased $3,718,000, or 14.1%, to $22,706,000 for the year ended September 30, 2000 from $26,424,000 for the year ended September 30, 1999. The decrease primarily resulted from the substantial completion of two significant production contracts.

      Customer-funded development, which is included in revenues, increased $2,670,000, or 34.7%, to $10,364,000 for the year ended September 30, 2000 from $7,694,000 for the year ended September 30, 1999. This increase resulted primarily from the U.S. Navy Integrated Electronic Warefare Systems subcontract from Lockheed Martin Corporation and other government agency contract efforts.

      Cost of revenues. Cost of revenues decreased $3,042,000, or 15.8%, to $16,195,000 for the year ended September 30, 2000 from $19,237,000 for the year ended September 30, 1999. This decrease was attributable to our refocusing on international market penetration and staffing realignments. As a percentage of revenues, cost of revenues decreased to 71.3% for the year ended September 30, 2000 from 72.8% for the year ended September 30, 1999.

      General and administrative expenses. General and administrative expenses decreased $277,000, or 6.5%, to $3,974,000 for the year ended September 30, 2000 from $4,251,000 for the year ended September 30, 1999. The decrease was due principally to a decrease in traditional general and administrative expenses resulting from efficiencies gained in automating infrastructure support tools and staffing realignment. As a percentage of revenue, general and administrative expenses increased to 17.5%

for the year ended September 30, 2000 from 16.1% for the year ended September 30, 1999 due primarily to a one-time accrual for severance pay of $734,000 payable to our former president in fiscal 2000.

      For the year ended September 30, 2000, internal research and development was $932,000 compared to $540,000 for the year ended September 30, 1999 and represented 23.4% and 12.7% of general and administrative expenses, respectively. During 2000, major research efforts included: (a) preliminary design and risk reduction support of an airborne ESM architecture; and (b) preliminary investigation for lowcost DF accuracy improvements.

      Net interest income. Net interest income increased $156,000, or 390.0%, to $116,000 in income for the year ended September 30, 2000 from $40,000 in expense for the year ended September 30, 1999. The increase was primarily due to the fact that, during fiscal 2000, we had no debt and invested our cash balances in interest-bearing cash equivalents.

      Other income. Other income increased to $39,000 for the year ended September 30, 2000 from $0 for the year ended September 30, 1999. The increase was due to the subletting of one of our facilities during fiscal 2000.

      Income tax expense. Income tax expense decreased $181,000, or 15.0%, to $1,026,000 for the year ended September 30, 2000 from $1,207,000 for the year ended September 30, 1999. Our effective income tax rate was 38.1% for the year ended September 30, 2000, and was 41.7% for the year ended September 30, 1999. Our rate varied from the federal statutory rate primarily due to certain non-deductible expenses, and a reduction in valuation allowance which resulted from changes in the estimated likelihood of our ability to generate future taxable income based on our sustained profitability in fiscal 2000 and fiscal 1999 and future projections of taxable income.

      Net income. Net income decreased $23,000, or 1.4%, to $1,666,000 for the year ended September 30, 2000 from $1,689,000 for the year ended September 30, 1999. The decrease was the result of decreased revenues, partially offset by gains in operating efficiency and interest income in fiscal 2000.

Liquidity and Capital Resources

      Our primary sources of liquidity are cash provided by operations and our line of credit. Our liquidity requirements depend on a number of factors, including the timing of production under our federal government and foreign sales contracts. We had cash and cash equivalents of $188,000 at June 30, 2002, as compared to $4,362,000 at September 30, 2001. The decrease was primarily due to a shift to commercial products and an inventory buildup during fiscal 2002.

      Cash used in operating activities was approximately $2,918,000 for the nine months ended June 20, 2002, compared to cash provided by operating activities of approximately $4,733,000 for the nine months ended June 30, 2001, a decrease of approximately $7,651,000. The primary reasons for this decrease were: (1) an increase in orders for our commercial products, which provide for billing only at the completion and delivery of those products, and government processing delays at our subsidiary ST Production Systems, Inc. which, together, resulted in an increase in unbilled receivables of approximately $6,142,000 for the 2002 period over the comparable 2001 period; and (2) institution of an inventory program to take advantage of quantity discounts on components and to identify and order items requiring a longer lead time for anticipated contract awards, which resulted in an increase in inventory of approximately $3,803,000 for the 2002 period over the comparable 2001 period. We have no reason to believe that these unbilled receivables will not be paid. The decrease was partially offset by increases in accounts payable of $1,713,000 and billings in excess of cost of $2,532,000 for the 2002 period over the comparable 2001 period. The increase in inventory includes $1,550,000 for a program for the Egyptian Navy, for which Lockheed Martin Corporation is our prime contractor. Although negotiations with Lockheed Martin Corporation on the terms and price for this contract have been completed, it is possible that further negotiations regarding terms and price will be required based upon the final terms of the prime contract with the Egyptian government. We are awaiting formal authorization to proceed from Lockheed Martin Corporation, which authorization must originate with the Egyptian government. We had been advised that final approval to proceed would be received by September 1, 2002, but this date has now been revised to December 31, 2002. Although we have no reason to believe that the contract is in jeopardy, given the delays experienced, we cannot, with any certainty, plan on a contract notice to proceed until sometime after December 31, 2002.

      The other increases in the inventory are composed of: (a) five WBR-2000 threat warning system components of $1,060,000; (b) ST Production Systems, Inc. inventory related to contracts acquired from FEL of $568,000; and (c) other long lead time materials and components of $625,000. The acquisition of FEL materially affected the inventory at June 30, 2002 but we do not anticipate any further material build-up as a result of the acquisition.

      Cash provided by operating activities for the years ended September 30, 2001 and 1999 were $3,292,000 and $4,193,000, respectively, while for the year ended September 30, 2000 cash used in operating activities was $544,000. For the year ended September 30, 2001, cash provided by operating activities was generated primarily from net income of $1,224,000 and a decrease in receivables and unbilled contract costs of $2,446,000. For the year ended September 30, 2000, the cash used in operating activities was primarily the result of an increase in receivables, net of unbilled amounts, of $850,000 and an overdeposit of federal and state income taxes of $1,412,000, offset by net income of $1,666,000. For the year ended September 30, 1999, cash was generated by net income of $1,689,000, a decrease of $870,000 in receivables, net of unbilled amounts, and a reduction in other current assets.

      Cash used in investing activities was approximately $2,701,000 during the nine months ended June 30, 2002, compared to approximately $272,000 for the nine months ended June 30, 2001, an increase of approximately $2,429,000. The primary reasons for the increase were the acquisition of the government contracting business of FEL Corporation and acquisition related expenses of approximately $1,996,000 and the acquisition of other property and equipment for approximately $705,000. Cash used in investing activities for the years ended September 30, 2001 and 2000 was $290,000 and $784,000, respectively. Cash provided by investing activities for the year ended September 30, 1999 was $1,012,000. For fiscal 2001 and fiscal 2000, investing activity related to the acquisition of property and equipment. In fiscal 1999, investing activity included the purchase of property and equipment, offset by the proceeds from the sale and leaseback of our facility in Ann Arbor, Michigan.

      Cash provided by financing activities was approximately $1,445,000 during the nine months ended June 30, 2002, compared to approximately $100,000 for the nine months ended June 30, 2001, an increase of $1,345,000. The increase primarily resulted from draws on our line of credit of approximately $1,250,000 and receipt of proceeds from stock option exercises of approximately $195,000. Cash used in financing activities for the years ended 2001, 2000, and 1999 were $152,000, $236,000, and $2,241,000, respectively. In fiscal 2001 and fiscal 2000, cash used in financing activities was primarily the result of payments for the purchase of treasury stock. In fiscal 1999, cash was used to pay off our line of credit of $2,049,000 and to retire the mortgage on our Newington, Virginia facility for $220,000.

      We entered into a line of credit and related note payable with Bank of America on February 28, 2001. The line of credit was originally for a one-year term and was for $5,000,000. Prior to its expiration, we renewed the line of credit and the amount available under the line of credit was increased to $10,000,000. The line of credit is available to us to finance the performance of government contracts, to support the issuance of stand-by letters of credit, and for short-term working capital purposes. The line of credit bears interest at either Bank of America’s base interest rate or the London Interbank Offering Rate (LIBOR) plus 225 basis points and matures on February 28, 2003. The line of credit was increased to $10,000,000 to accommodate stand-by letters of credit for anticipated international contracts. Under the line of credit, we may borrow the lesser of a defined percentage of accounts receivable under ninety days or $10,000,000. As of July 31, 2002, there was $2,250,000 outstanding under our line of credit. We have given the lender a security interest in substantially all of our assets to secure the debt under our credit facility. If the lender declares amounts outstanding under the credit facility to be due, the lender could proceed against those assets.

      We believe our existing funds, cash we generate by operations, and amounts available for borrowings under our line of credit will be sufficient to meet our current working capital needs.

Environmental Matters

      We have incurred no material costs in the past three years related to environmental issues. On February 1, 2002, we purchased the assets and assumed certain government contracts of FEL in Farmingdale, New Jersey. We also signed a two-year lease for a building at the former FEL facility in Farmingdale. There is known chemical contamination in the soil at other parts of the industrial park where our building is located as a result of the former operations of FEL. This contamination must be remediated pursuant to New Jersey law.

      We entered into an agreement with the NJDEP, under which we agreed to make a payment of $280,000, in addition to an environmental protection premium of $10,000, in settlement of potential liability to NJDEP for contamination existing at the site prior to February 1, 2002. In return, the NJDEP signed a covenant not to sue us for any environmental claims at this site and the landlord agreed to reduce future lease payments. For this covenant to remain valid, we must cease operations at this site by July 31, 2004. We plan to cease operations at the site before that date. The landlord at this site has agreed to hold us harmless from any claims based on prior environmental contamination at the site. The $280,000 payment is accounted for as prepaid rent and is being ratably amortized over the two-year life of the lease. Neither the agreement with the landlord nor the settlement with the NJDEP shields us from potential claims by the United States Environmental Protection Agency. To our knowledge, no such claim has been asserted or threatened.

Contractual Obligations and Commitments

      The following table shows our contractual cash obligations due in fiscal 2002–2006 and thereafter, and also shows our other commercial commitments due in less than one year and in the next one to three years.

Contractual Cash Obligations

		Due in	Due in	Due in	Due in	Due in
	Total	2002	2003	2004	2005	2006	Thereafter

	(in thousands)
Operating leases	$7,567	$225	$1,000	$665	$537	$540	$4,600
Line of credit	1,250	—	1,250	—	—	—	—

	$8,817	$225	$2,250	$665	$537	$540	$4,600

Other Commercial Commitments

	Total	Less than 1 Year	1-3 Years

	(in thousands)
Letters of credit	$2,930	$930	$2,000

Critical Accounting Policies and Estimates

      The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Some of the most significant estimates used in preparing the financial statements relate to contract accounting, collectability of accounts receivable, environmental and tax matters, and accrued expenses.

      Inventories are stated at the lower of cost or market, determined on the first-in, first-out basis. Inventories consist of component parts, work in process, raw materials, and finished component parts, which are held for use in current and future anticipated contracts. The production of these components is expected to reduce the lead-time for certain contract deliverables.

      Revenues are primarily recognized on the percentage of completion basis. We closely monitor contract performance and cost on a monthly cycle, and feel that our estimation processes are appropriate. We accrue revenue using the percentage of completion method, based on the ratio of costs incurred to date over total anticipated costs. Each quarter, management prepares, by cost element, estimated cost to complete for all major contracts. Percentage of completion is computed based on costs incurred to date divided by total estimated costs, which includes updated estimated cost to complete (i.e., cost to cost method). If estimated cost to complete exceeds the value of the contract, a reserve for estimated loss is recognized. We believe this is an accurate measure of the percentage completed on our contracts. Program estimates of costs to complete are processed and reviewed on a monthly basis. We have no contracts for which we currently anticipate losses. Revenues under cost reimbursement contracts are recorded as costs are incurred and include estimated earned fees in the proportion that costs incurred to date bear to total estimated costs.

      We include internally funded research and development costs in general and administrative expenses in our consolidated income statements. Our applied research and development during the nine months ended June 30, 2002 focused on advanced scanning capabilities, an upgrade to a digital receiver and upgraded pulse analyzer; all of which are expected to assist in anticipated future contracts. We expensed $678,000 and $603,000 of internally funded research and development costs during the nine month periods ended June 30, 2002 and 2001, respectively.

Accounting Pronouncements

      In June 2001, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations (“SFAS No. 141”). SFAS No. 141 requires that all business combinations be accounted for by the purchase method. SFAS No. 141 applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The adoption of the provisions of SFAS No. 141 did not have an impact on our consolidated financial position or results of operations.

      In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). SFAS No. 142 requires that, upon its adoption, amortization of goodwill will cease and instead, the carrying value of goodwill will be evaluated for impairment on an annual basis. Identifiable intangible assets will continue to be amortized over their useful lives and reviewed for impairment. The adoption of the provisions of SFAS No. 142 on October 1, 2001 had no impact on our consolidated financial position or results of operations as we had no goodwill or intangible assets.

      In July 2001, the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations (“SFAS No. 143”). SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The associated asset retirement cost would be capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 will be effective for fiscal years beginning after June 15, 2002. We have not determined the effect that this statement will have on our consolidated financial position or results of operations.

      In October 2001, the FASB issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”), which supercedes SFAS No. 121. SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. We have not yet completed our analysis of this new pronouncement and the impact it will have on the consolidated financial statements.

      In November 2001, the Emerging Issues Task Force (“EITF”) issued Issue 01-14, Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred. EITF No. 01-14 requires that companies report reimbursements received for out-of-pocket expenses incurred as revenue, rather than as a reduction of expenses. The provisions of EITF No. 01-14 are effective for financial statements issued for fiscal years beginning after December 15, 2001. As we have historically accounted for reimbursements of out-of-pocket expenses in the manner provided for under EITF No. 01-14, we do not expect the adoption of the provisions of EITF No. 01-14 to have an impact on our consolidated financial position or results of operations.

      In June 2002, the FASB issued Statement of SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 nullifies Emergency Issues Task Force (EITF) Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity,” under which a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at fair value when the liability is incurred. The provisions of the statement are effective for exit or disposal activities that are initiated after December 31, 2002. We have not yet completed our analysis of this new pronouncement and the impact it will have on our consolidated financial statements.

BUSINESS

Overview

      We are a designer, developer and manufacturer of electronics and technology products for the defense and intelligence markets. Specifically, we specialize in integrated passive surveillance, communications and data links, electronic countermeasures and threat simulator systems, and airborne imaging and scanning systems. Our customers include the U.S. Department of Defense, other U.S. federal government agencies, major domestic defense contractors (such as Lockheed Martin Corporation and L-3 Communications Corporation), foreign governments and agencies and foreign defense contractors. Many of our products are used in critical national defense programs for the U.S. federal government intelligence community and U.S. approved international customers. As a result, approximately 29.3% of our revenues for the nine-month period ended June 30, 2002 were from classified programs.

      Our products can be found on virtually every U.S. Navy surface and sub-surface combat vessel, on certain other U.S. combat platforms and on certain international surface combat vessels. These include major military platforms such as the SSN-688 Los Angeles class, SSN-21 Seawolf class and SSN-774 Virginia class submarines, all U.S. aircraft carriers, MK-V patrol boats, Cyclone class coastal patrol boats, certain U.S. Coast Guard vessels, NASA U-2 aircraft and U.S. special missions aircraft. Our reputation for engineering has allowed us to develop long-term relationships across the defense and intelligence markets. As a result, for the nine months ended June 30, 2002, approximately 76.7% of our revenues were generated from contracts for which we are the prime contractor, while approximately 69.8% of our revenues were generated from sole or single source contracts. Single source contracts are contracts under which the purchaser purchases products only from us, although other suppliers exist, while sole source contracts are contracts under which the purchaser purchases products from us that only we can supply.

      As of June 30, 2002, we employed approximately 198 people, 149 of whom held security clearances and 67 of whom were engineers. For the fiscal year ended September 30, 2001, we generated revenues of $16,391,000 and net income of $1,224,000. For the nine-month period ended June 30, 2002, we generated revenues of $20,509,000 and net income of $1,597,000. Our total funded backlog has increased significantly over the past year and was $24,482,000 on June 30, 2002 compared to $3,256,000 on June 30, 2001.

      We operate through three business units:

•	Defense Systems Group. This group designs, develops, manufactures and supports products which intercept, analyze, classify, identify, locate and track microwave signals from radars and weapons. It provides communication data links and remote targeting systems and provides equipment and systems that are used to carry out defensive measures against hostile signals or their sources to protect high value assets. The group’s systems are used on military platforms, such as ships, submarines, patrol aircraft, as well as at ground installations. Included in this group are the programs acquired through our October 2001 acquisition of FEL Corporation’s ASD Division and our February 2002 acquisition of the operating assets of FEL Corporation, the latter which we operate through our ST Production Systems, Inc. subsidiary. For the fiscal year ended September 30, 2001, approximately 68.9% of our revenues came from this group, while for the nine months ended June 30, 2002, approximately 53.7% of our revenues came from this group.

•	Communications Group. This group designs, develops, manufactures and supports products which intercept signals and analyze communications in a variety of transmission formats, and then identify and locate the sources of these signals and communications. These systems are generally used by operators on board aircraft, ships and ground installations to intercept various kinds of transmissions over established communications networks. For the fiscal year ended September 30, 2001, approximately 22.6% of our revenues came from this group, while for the nine months ended June 30, 2002, approximately 33.2% of our revenues came from this group.

•	Imaging Group. This group designs, develops, manufactures and supports products that are installed on special purpose aircraft and land vehicles and use multispectral, infrared, and light imaging systems to perform remote surveys. Applications of this technology include environmental pollution monitoring, facility inspection, utility monitoring, surface mineral exploration and other special purpose inspections where on-site inspections are not possible or desirable. For the fiscal year ended September 30, 2001, approximately 8.5% of our revenues came from this group, while for the nine months ended June 30, 2002, approximately 13.1% of our revenues came from this group.

Industry Overview

      The U.S. federal government is the largest purchaser of surveillance and electronic warfare products and system solutions. The terrorist attacks of September 11, 2001 and renewed focus on modernizing U.S. Department of Defense inventories have led to an increase in spending in these areas. We believe that government spending in our industry will continue to increase due to several trends:

      Increasing U.S. Department of Defense Budgets. As shown in the charts below, total Department of Defense spending as well as defense spending for procurement and research and development is projected to continue increasing through 2007. For fiscal year 2003, the President has requested $379.0 billion in defense spending, reflecting a 13.5% increase over the amended $334 billion fiscal year 2002 defense budget.

Department of Defense Budget 1980 – 2007

               (in millions)

Department of Defense Procurement + Research, Development, Test and Evaluation Budget 1980 – 2007

               (in millions)

Source: The President’s FY2003 DoD budget request, in current dollars.

      The total defense budget is projected to grow under the President’s budget to $451.4 billion in fiscal year 2007, continuing to reverse the reductions in defense spending observed in the early to mid 1990’s. Of these amounts, $123 billion in fiscal year 2003 has been requested for procurement and research, development, test and evaluation, rising to $157 billion in fiscal year 2007.

      Homeland Defense Programs. The Pentagon has stated that the military’s most urgent priority is to defend the United States from external attack. To accomplish this mission, we believe the U.S. federal government will use significant amounts of electronic intelligence gathering systems and equipment. On September 18, 2001, the President signed into law an emergency spending bill that provides $40.0 billion for homeland defense initiatives, $20.0 billion of which will be obligated for spending in the U.S. federal government’s fiscal year 2001 and $20.0 billion for fiscal year 2002. According to the Office of Management and Budget, of the $19.7 billion already obligated for spending under fiscal year 2001 programs, approximately $5.6 billion has been obligated to the Department of Defense for the war on terrorism and related initiatives. The 2002 defense appropriations bill, for which Congress has already authorized funding, provides an additional $20 billion for homeland defense initiatives, including $3.5 billion for the Department of Defense and $8.3 billion for non-Department of Defense homeland defense.

      Spending on Electronics Systems and Subsystems. The Government Electronics and Information Technology Association estimates Department of Defense expenditures on electronics systems to grow to more than $81 billion in fiscal year 2007, a 29% increase from fiscal year 2002. The President’s fiscal 2003 budget seeks to invest $5.5 billion in creating an improved command, control, and communications infrastructure that facilitates the transfer of a high volume of information, recognizing that the United States will rely on its intelligence infrastructure and precision weapons to combat its enemies. We believe increased focus on intelligence surveillance and reconnaissance by the Bush administration will continue for the next several years.

      Intelligence Spending. The budget for the intelligence community is coordinated under the Director of Central Intelligence and the Secretary of Defense. The intelligence community budget has traditionally been classified for national security reasons, but figures released to the public for the fiscal years 1997 and 1998 indicated annual budgets in excess of $26.0 billion. While budget numbers for subsequent years have not been released, according to the U.S. House of Representatives Appropriations Committee, the spending bill for the U.S. federal government’s fiscal year 2002 “adds significant funds in support of classified programs and also provides funding to accelerate and enhance U.S. military intelligence, surveillance, and reconnaissance capabilities.” We believe that spending on advanced surveillance and electronic warfare will increase as the Department of Defense works to improve its intelligence infrastructure.

Competitive Strengths

      We believe we are well-positioned to address the requirements of our customers in the intelligence community and Department of Defense because we possess the following key competitive strengths:

•	Significant Supplier to Domestic and Allied Intelligence Agencies. Approximately 29% of our revenues for the nine month period ended June 30, 2002 was derived from classified programs of the U.S. federal government and U.S. approved international customers. These programs tend to have higher margins and are generally awarded to a small group of suppliers. Given our expertise and track record with these customers, we believe we are well-positioned to take advantage of the heightened awareness and expected increase in spending for intelligence activities in the wake of the September 11 attacks.

•	Employees with Security Clearances. The strict security clearance requirements for personnel who work on classified programs for the intelligence community and Department of Defense severely limits the number of suppliers that are allowed to bid on those types of programs. Companies wishing to bid on such programs must have employees who have completed the lengthy process necessary to obtain a security clearance. This process requires a candidate to be sponsored by the government for a particular purpose, entails extensive background investigations that typically take between six months to a year and, for restricted access clearance, may require successful completion of polygraph testing. As of June 30, 2002, 120 of our 198 employees had government security clearances, with approximately 20% holding Top Secret/ Sensitive Compartmented Information (TS/SCI) security clearances.

•	Engineering and Design Expertise. We have a successful track record of providing our customer needs as demonstrated by our long-term relationships with many of our largest customers. Our predecessor companies and we have provided high quality technical solutions in the intelligence gathering and electronic warfare areas for the Navy and other defense departments for over 25 years. At June 30, 2002, we employed 66 engineers, who represented approximately 33% of our workforce. Since October 1, 1998, we have spent approximately $29.4 million on both customer funded as well as independent research and development.

•	Established Sole-Source Contract Relationships. We received approximately 69.8% of our revenues for the nine month period ended June 30, 2002 from sole or single source contract relationships. These relationships provide us with opportunities to proactively prepare for and develop follow-on program opportunities through upgrades, new versions of products and additional product sales. We also believe these sole or single source relationships create significant advantages in technology, time to market and start-up costs. This affords us market protection relative to new entrants or competitors. Most of our sole source relationships exist with agencies or departments of the U.S. federal government, so the terms of those contracts are consistent with normal federal government procurement, including provisions for termination for convenience, which allows the U.S. federal government to terminate the contracts at any time for any reason.

•	Experienced Management Team. Our executives provide us with extensive experience in supporting the intelligence community and Department of Defense. Each of our executive officers has more than 20 years experience in the intelligence and Department of Defense marketplace. With their knowledge, valued relationships and reputations, our management plays a key role in building and sustaining our customer base.

Business Strategy

      Our objective is to profitably grow our business as a premier provider of high quality and state of the art intelligence gathering and electronic warfare technology, products and systems. Our strategies for achieving this objective include:

•	Maintaining and Expanding Our Customer Base. We intend to capitalize on our long-term relationships with our customers and our reputation within the intelligence community and Department of Defense to attract new customers within those communities. We believe we have a successful performance record and demonstrated technical expertise that gives us credibility with prospective customers and enhances our ability to be successful in bidding on follow-on contracts. As our revenue base grows through internal growth as well as acquisitions, we intend to seek larger contracts, which have historically been awarded to larger suppliers.

•	Targeting High Growth Segments of the Market. We believe the projected growth in government intelligence gathering and electronic warfare technology products and services spending will offer opportunities for development and delivery of advanced technology solutions for defense and intelligence agencies. We intend to expand our product and service offerings in these areas, particularly where there is a possibility for significant long-term sales. We believe that friendly foreign governments would like to increase their capabilities in these areas, as the events of September 11 have global security implications.

•	Leveraging Customer Funded Research and Development. Many of our products were or are being developed through funding provided by the customer in the form of research and development contracts. Since October 1, 1998, the U.S. federal government has provided us with approximately $26.4 million under such development contracts or approximately 90% of our total research and development expenses since that date. While these contracts tend to be relatively small, many contain provisions for the customer to exercise multi-year options that increase the values of these programs significantly should the customer decide to go into full production. As of June 30, 2002, our customers held unexercised options for $21.7 million of current production and potential future production systems.

•	Attracting and Retaining Highly Skilled Personnel. We intend to continue to attract and retain skilled professionals to ensure we have the capabilities to fulfill our customers’ requirements. We target candidates who have served in the military or as civilian experts in the intelligence community and Department of Defense, and believe we can continue to retain our employees by offering competitive compensation and by providing opportunities for career growth through company-supported education programs and involvement in diverse and challenging engineering developments.

•	Pursuing Strategic Acquisitions. We plan to enhance our internal growth by selectively pursuing strategic acquisitions of businesses that can cost-effectively broaden our technology expertise and our product offerings. We are primarily focused on acquiring businesses that provide value-added solutions for the intelligence community and Department of Defense but will also consider opportunities to acquire other businesses where we can utilize our reputation and experienced management team to expand our core business areas.

Corporate History

      We are a Delaware corporation, which resulted from the merger of Daedalus Enterprises, Inc., which was organized in 1968, and S.T. Research Corporation, which was organized in 1972. These two corporations merged on June 9, 1998, thus creating our company. On October 3, 2001 we acquired certain assets of FEL Corporation for $400,000, and on February 1, 2002, our wholly-owned subsidiary, ST Production Systems, Inc., acquired the operating assets and assignment of certain defense contracts of FEL Corporation for a purchase price of $2.1 million, which includes approximately $250,000 of acquisition related expenses.

Products & Services

     Defense Systems Group

      The following table outlines the products, programs, customers and applications for our Defense Systems Group.

Product/ Program	Primary Customers	Selected Application/ Description

WBR-2000 Wideband Receiving System	• U.S. Special Operations Command • U.S. Navy • Lockheed Martin Corporation	• Radar Electronic Support Measures • Radar Threat Warning • Situation Awareness

AN/SLQ-25/25A Torpedo Countermeasures System	• U.S. Navy • Foreign Navies	• Surface Ship Torpedo Defense for Navy ships
AN/SLQ-4A Radio Terminal Set	• U.S. Navy	• Anti Surface Warfare • Anti Ship Surveillance and Targeting • Anti Submarine Warfare Communication

MK-65 Quickstrike Mine	• U.S. Navy • Foreign Navies	• Aircraft Delivered Mine Anti Surface • Anti Submarine Warfare

Radar Simulator Pods and Modules	• Foreign Navies	• Radar signal simulator used to simulate anti-ship cruise missile signals.

Electronic Attack (Jammer) Pods and Modules	• Foreign Navies/AF • U.S. Navy	• Simulates threat jammers or used as tactical jammer assets.

     WBR-2000 Wideband Receiving System

      The WBR-2000 is the successor to our High Probability of Intercept system, which is the primary electronic warfare system deployed on SSN-688 Los Angeles Class and SSN-21 Seawolf Class submarines, MK-V patrol boats and Cyclone class patrol boats. These systems provide operators with a sophisticated threat warning capability to detect and localize threat emitters from enemy platforms operating nearby. As the system operates in the “passive” mode, it can allow ships or aircraft to locate the enemy without using its own radar systems, which might also be exploited, thus allowing the operator to remain undetected or at least unidentified longer.

AN/SLQ-25/25A Torpedo Countermeasures System

      We acquired the AN/SLQ-25 product line through our acquisition of FEL Corporation in February 2002. Variations of the system have been deployed on U.S. surface ships and certain allied foreign ships for over 25 years. The AN/SLQ-25 system consists of a winch mounted on the ship and a towed body that trails behind the ship by cable. The towed body serves as a decoy target for torpedoes that may otherwise track and destroy the ship from which it is deployed.

AN/SLQ-4A Radio Terminal Set

      The AN/SLQ-4A is the surface ship component to the Light Aircraft Multipurpose System (LAMPS) MK III. It is deployed on all LAMPS-capable U.S. surface ships and interfaces with LAMPS MK III capable SH-60 helicopters. In one potential use of the system, the SH-60 helicopter is deployed from the parent ship to classify, localize, and potentially attack when a suspected threat has been detected by the ship’s towed-array sonar, hull-mounted sonar, or by other internal or external sources. In other scenarios, the SH-60 helicopter can provide a mobile, elevated platform for observing, identifying, and localizing threat platforms beyond the parent ship’s radar and/or electronic support measure horizon.

When a suspected threat is detected, classification and targeting data is provided to the parent ship via the datalink to the AN/SLQ-4A for surface-to-surface weapon engagement.

MK-65 Quickstrike Mine Refurbishment Kit

      The MK 65 is an aircraft delivered shallow water mine, more than 3000 of which have been deployed. It can be launched from such aircraft as the S-3 Viking, P-3 Orion, F/A-18 Hornet or the F-14 Tomcat. The successor to the MK 62, MK 63 and MK 64 mines (500 lb., 1000 lb. and 2000 lb. warheads, respectively), the MK 65 contains a 2000 lb. warhead with improved threat detection capabilities. For example, sensor technologies currently under development include advanced signal processing techniques applied to sensor outputs to determine if a valid target is present, or if the detected signal is being generated by a countermeasure device and state-of-the-art, low power, microprocessor and gate array technologies employed for timing and control functions.

Radar Simulator Pods and Modules

      The Radar Simulator Pod can be deployed on either fleet aircraft or training aircraft to generate signals that provide training for a ship’s crew while at sea. A typical scenario would involve government contracted Learjets outfitted with our pod, flying certain profiles that might simulate a cruise missile flying toward a ship, while at the same time radiating from the pod signals associated with that particular cruise missile. The module provides virtually the same service as the pod, the main difference being the form factor of the product and method of installation.

     Electronic Attack Pods and Modules

      Electronic Attack Pods and Modules are deployed in the same manner as Radar Simulator versions, but provide training against electronic counter-measures or jamming as opposed to specific threat emitters. They provide shipboard operators with the opportunity to develop the skills necessary to operate their detection equipment and discern specific threat radar signals in an active jamming environment.

     Communications Group

      Our Communications Group provides a number of classified products and services for U.S. and approved international agencies. These are outlined in the following table.

Product/ Programs	Applications	Platforms

Satellite Communications Exploitation	• Current and emerging satellite communications formats	• Portable • Fixed site • Airborne • Shipborne

Custom Electronics and Software Products	• Audio Phase Shifter • Satellite Beacon Receiver • Other items	• Various platforms and hosts

QRC Engineering Services	• Design, development, and prototype fabrication, including multi-layer circuit board design and layout, mechanical design and fabrication in both metal and plastic, and system design
	• Engineering studies, briefings, and analysis	• Customer dependant

     Satellite Communications Exploitation

      Over a decade ago, we designed and built our first satellite communications exploitation system. From that first delivered system until now, as communications technologies have improved, we have continually refined, improved, tested, added capability and increased the capacity of our products. We offer a family of state-of-the-art, turnkey systems for the collection, analysis, and location of certain satellite communications formats. Our systems are packaged in a variety of form factors, from portable systems to large, integrated satellite earth station configurations. We provide all of the equipment, software, and services to demonstrate, install, service, and maintain these systems.

      The systems are built around our Generation 3 and Generation 4 digital radio hardware and associated high speed analog to digital converter. The flexibility of the design allows software-only upgrades, Ethernet command, control, and data dissemination, fixed programmable gate array hardware-based implementation of processor-intensive algorithms, and easy customization to customer specifications.

Custom Electronics and Software Products

      We have developed several products that address unclassified and classified mission requirements, including an audio phase shifter, satellite beacon receiver, and other products.

•	The APSB-12 audio phase shifter is an unclassified audio masking device for use in conference rooms or other meeting areas. This device effectively eliminates an adaptive filtering attack against background audio thereby preventing eavesdropping.

•	The 71222 Satellite Beacon Receiver, developed as an offshoot of our digital receiver development in the satellite communications exploitation line, is used for tracking beacon signals from satellites. Housed in a small 19” rack unit chassis, the unit is inexpensive, reliable, and versatile.

Quick Reaction Engineering Services

      We provide a wide variety of quick reaction engineering services to many customers through several different contract vehicles. The nature of these efforts is typically focused on problem solving or proving the validity of concept ideas. We typically combine the latest integrated circuit technology with system level designs to provide working solutions to customers in very short periods of time. Our in-house engineering, drafting, and metal machine shop allow us to quickly implement solutions in digital, analog, and radio frequency disciplines.

Imaging Group

      Our multispectral and hyperspectral imaging systems are used to sample the electromagnetic spectrum reflections and emissions of target areas in order to determine the physical properties of those areas. In their most basic form, these systems are high performance cameras which provide high resolution monochrome images of a targeted area. More advanced multispectral systems will use additional channels in the visible and infrared portion of the electromagnetic spectrum in order to provide a color representation of the targeted area, while hyperspectral systems use as many as 120 channels to sample reflections far beyond the visible range, thus providing a significant amount of information as to the chemical composition and condition of the targeted area.

      The following table outlines applications and platforms (products and services) for our Imaging Group.

Product/ Program	Primary Customers	Selected Application/ Description

Airborne Digital Cameras	• Utilities • U.S. and foreign government agencies • Mapping/ geographic information systems companies	• Pipeline surveys, vegetation & human encroachment surveys • Monochrome output in the visible range of the electromagnetic spectrum

Product/ Program	Primary Customers	Selected Application/ Description

Airborne Multispectral Digital Cameras	• Environmental research groups • U.S. and foreign government agencies	• Environmental research, vegetation health • Color output in the visible and near infrared range of the electromagnetic spectrum

Multispectral Infrared and Visible Imaging Spectrometer	• U.S. and foreign government agencies	• Environmental and geological surveys, asbestos surveys • Color output in the visible, near infrared and thermal infrared regions of the electromagnetic spectrum

Airborne Hyperspectral Scanner	• U.S. and foreign government agencies • Environmental organizations Universities	• Environmental, geological and agricultural surveys • Output represents samples within and far beyond the visible band of the electromagnetic spectrum

Airborne Multispectral Scanner	• Environmental organizations	• Environmental applications • Color output in the visible and infrared bands of the electromagnetic spectrum

Airborne Bispectral Scanner	• U.S. and foreign government agencies • Environmental agencies	• Environmental, coastal imaging and wildfire mapping. • Search & Rescue

Airborne Digital Cameras

      These cameras are single channel (visible spectrum) imaging systems designed to acquire high spatial resolution monochrome images of the ground from specially adapted aircraft. Sample applications include pipeline and power line surveys by utilities.

Airborne Multispectral Digital Cameras

      These cameras provide a sample of up to five spectral channels in the visible and near infrared spectrum. They provide a color output for environmental and corridor monitoring applications.

Multispectral Infrared and Visible Imaging Spectrometer

      This product is a special configuration of the more generic Airborne Hyperspectral Scanner described below. It is specially configured for geologic mapping as well as environmental, forestry and many other scientific studies.

Airborne Hyperspectral Scanner

      This is our most advanced spectral scanner. It can simultaneously record up to 120 spectral bands in the visible and near-infrared, short wave infrared, long wave infrared, and ultraviolet ranges. Its configuration can be adapted to provide particular emphasis in any of these ranges. It is used for applications such as geologic mapping, forest inventory, fire mapping, oil spill detection, water chlorophyll studies, and agricultural studies.

Airborne Multispectral Scanner

      This scanner provides the ability to scan 10 spectral channels and record any six channels at the user’s choice. It provides eight channels in the visible and near-infrared spectrum and a dual element thermal infrared detector in the short wave infrared spectrum and long wave infrared (or thermal) spectrum. It can be installed on various aircraft and used for applications such as forest inventory, fire mapping, oil spill detection and water chlorophyll studies.

Airborne Bispectral Scanner

      This scanner is a two channel system used for applications such as maritime surveillance, pollution monitoring, and heat loss detection. It performs simultaneous scanning for thermal infrared (or long wave infrared) and a second choice of either short wave infrared, visible and near infrared or ultraviolet.

Competition

      Historically, we have sold our products largely in the United States, although our foreign business is increasing. Our products face substantial competition from both domestic and foreign companies. These companies include very large, diversified firms with vastly greater resources than we have. In the United States market, our major competitors include Raytheon Company, Lockheed Martin Corporation, Northrop Grumman, Inc., EDO, Inc., and British Aerospace. In the foreign market, our competitors include, in addition to those named above, European Aeronautic Defense and Space Company EADS N.V., ELTA Electronics Industries LTD, and Thales Group. The size, reputation and funding of these companies gives them a significant advantage in competing for contracts. We compete on the basis of the quality of our engineering services, the quality of our products and systems, the capabilities of our products, our ability to meet contract deadlines, price, and pre- and post-sale customer service. We compete as a prime contractor in situations where we believe we have a superior solution to the customer’s problems. Otherwise, we team with our traditional partners among the large defense contractors.

Materials

      Our operations primarily require electronic, optical, and mechanical components and supplies, which are generally available from several commercial sources. Although certain items are only available from limited sources of supply, we believe that the loss of any single supplier would not have a material adverse effect on our business. The limited source of supply components and sub-assemblies are manufactured by third parties to our specifications. The primary items available from limited sources of supply are digital frequency discriminators used in our threat warning systems and precision mirrors, lenses and detectors used in our Imaging Group products. These items are manufactured by third parties to our specifications.

Intellectual Property

      We have not registered any trademarks. We hold two patents, which expire in 2018. However, we do not believe that the ownership of any of these patents is a significant factor in our business. Rather, we believe that our success depends primarily on innovative engineering skills, technical competence, and the ability to rapidly adapt commercially available new technology to the problems facing our customers. We believe that the loss of patent protection for any of our products would not materially adversely affect our business.

Sales and Marketing

      We employ a team-selling approach, where our senior management, business development staff and our program managers collaborate in identifying and developing business opportunities. As a result, more than six engineers, five marketing and sales personnel and seven members of senior management are directly involved in our sales and marketing efforts. With this approach, we are able to assess opportunities quickly, drawing on the experience and perspective of senior personnel across our company, including those working closely with our customers.

      In the domestic market, our products and services are marketed by our staff, who concentrate on developing an understanding of the customer’s particular problems and requirements and providing a solution to those problems and requirements which is satisfactory to the customer. Given the classified nature of much of our work, our marketing efforts are limited by the fact that only a very small number of people can be familiar with the prospective project. Thus, the reputation of our engineering staff, which will work on any given project, is one of our best marketing tools.

      In the international market, our products and services are marketed in the same way as in the United States. However, we are assisted sometimes by a prime contractor on a particular project and have established an international sales representation force with reputable organizations. Our marketing of products and services to customers other than those in the United States is limited by the fact that sales of our products to governments or persons outside of our country must be approved by the U.S. Department of State or the Department of Commerce. The standards for determination as to exportability are established in the International Traffic in Arms Regulations, in the case of the Department of State, and in the Export Administration Regulations, in the case of the Department of Commerce. These regulations give those agencies great flexibility in preventing the export of any technology while they assess whether the technology transfer might be harmful to the United States. This limits our marketing efforts outside of the country and may result in delay or cancellation of an order.

Research and Development

      We believe that our continued success depends, in a large part, on our ability to develop new technology and apply new technology developed by others to solve the problems of our customers. Funding for the development of new or improved products and systems comes in part from internally sponsored research, with the majority of this funding coming from specifically designated development contracts. Our total research and development expenditures over the past two years were as follows.

	Year Ended	Nine Months
	September 30,	Ended June 30,
	2001	2002

Internal research and development	$892,000	$678,000
Customer-funded development	7,958,000	335,000

Total	$8,850,000	$1,013,000

      Presently our customer-funded program is for the development of the MIL-ADF Submarine Antenna System.

Backlog

      Our backlog as of September 30, 2001 and June 30, 2002 was as follows.

	September 30,	June 30,
	2001	2002

Funded	$5,547,000	$24,482,000
Unfunded	337,000	—

Total	$5,884,000	$24,482,000

      We define backlog as the funded and unfunded amount provided in our contracts less previously recognized revenue. Contract options are estimated separately and not included in backlog. Backlog does not include the value of contracts where we have been given permission by the customer to begin or continue working, but where a formal contract or contract extension has not yet been signed.

      Our funded backlog does not include the full value of our contracts, because Congress often appropriates funds for a particular program or contract on a yearly or quarterly basis, even though the contract may call for performance that is expected to take a number of years.

      Changes in the amount of our backlog and funded backlog may vary as a result of the execution of new contracts or the extension of existing contracts, exercise of options, reductions from contracts that end or are completed, reductions from the early termination of contracts, and adjustments to estimates of previously included contracts. Changes in the amount of our funded backlog are also affected by the funding cycles of the government. For the same reasons, we believe that period-to-period comparisons of backlog and funded backlog are not necessarily indicative of future revenues that we may receive.

      Some of our contracts can be extended or increased at the option of the customer. As of June 30, 2002, the potential value of these options, if exercised by the customer, is approximately $21,700,000. Our largest current potential option, with a potential value of $7.5 million, is with respect to a contract for engineering and production of components of the SLQ-25A Surface Ship Torpedo Defense System contract for the U.S. Navy and U.S. federal government-approved international navies. We anticipate that a portion of the options will be exercised during the calendar years 2003 through 2008. However, we have no way of knowing whether any of the options will be exercised, or if they are exercised, what the value of any additional order would be.

Government Contracts

      During the fiscal year ended September 30, 2001, approximately 89% of our revenues were attributable to contracts with various departments and agencies of the U.S. federal government or subcontracts with its prime contractors. The funding of government programs is subject to Congressional appropriations. Although multi-year contracts may be authorized in connection with major procurements, Congress generally appropriates funds on a fiscal year basis, even though a program may continue for many years. Consequently, programs are often only partially funded initially, and additional funds are committed only as Congress makes further appropriations.

      Generally, government contracts are subject to oversight audits by government representatives. Provisions in these contracts permit termination, in whole or in part, without prior notice, at the government’s convenience. Compensation in the event of a termination is limited to work completed at the time of termination. In the event of termination, the contractor will receive a certain allowance for profit on the work performed. In addition, all contracts with the federal government contain provisions, and are subject to laws and regulations, that give the government rights and remedies not typically found in commercial contracts, including rights that allow the government to:

•	terminate existing contracts for convenience, which affords the federal government the right to terminate the contract in whole or in part anytime it wants for any reason or no reason, as well as for default;

•	reduce or modify contracts or subcontracts, if its requirements or budgetary constraints change;

•	cancel multi-year contracts and related orders, if funds for contract performance for any subsequent year become unavailable;

•	claim rights in products and systems produced by us;

•	adjust contract costs and fees on the basis of audits completed by its agencies;

•	suspend or debar us from doing business with the U.S. federal government; and

•	control or prohibit the export of our products.

      Our U.S. federal government contracts include fixed-price contracts, cost-reimbursement contracts, including cost-plus-fixed-fee, cost-plus-award-fee and cost-plus-incentive-fee, and time and material contracts.

•	Fixed-price. These contracts are not subject to adjustment by reason of costs incurred in the performance of the contract. With this type of contract, we assume the risk that we will be able to perform at a cost below the fixed-price, except for costs incurred because of contract changes ordered by the customer.

•	Cost-reimbursement.

•	Cost-plus-fixed-fee contracts are cost-reimbursement contracts that provide for payment to us of a negotiated fee that is fixed at the inception of the contract. This fixed fee does not vary with actual cost of the contract, but may be adjusted as a result of changes in the work to be performed under the contract. This contract poses less risk than a fixed price contract, but our ability to win future contracts from the procuring agency may be adversely affected if we fail to perform within the maximum cost set forth in the contract.

•	Cost-plus-award-fee contracts are cost reimbursement contracts that provide for a fee consisting of a base amount (which may be zero) fixed at inception of the contract and an award amount, based upon the government’s satisfaction with our performance under the contract. With this type of contract, we assume the risk that we may not be awarded the award fee, or only a portion of it, if we do not perform satisfactorily.

•	Cost-plus-incentive-fee contracts are cost-reimbursement contracts that provide for an initially negotiated fee to be adjusted later by a formula based on the relationship of total allowable costs to total target costs. As is the case with all cost-reimbursement contracts, we assume the risk that, if our costs are not allowable under the terms of the contract or applicable regulations, we may not be able to recover these costs.

•	Time-and-Materials. These contracts require us to deliver services on the basis of direct labor hours at specified fixed hourly rates that include all our direct and indirect costs, such as wages, overhead, general and administrative expenses, and profit, and other materials at cost. With respect to these contracts, we assume the risk that we will be able to perform these contracts at these negotiated hourly rates.

      We are subject to various statutes and regulations governing government contracts generally and defense contracts specifically. These statutes and regulations carry substantial penalty provisions including suspension or debarment from government contracting or subcontracting for a period of time, if we are found to have violated any of these regulations. Among the causes for debarment are violations of various statutes, including those related to procurement integrity, export control, government security regulations, employment practices, the protection of the environment, the accuracy of records, and the recording of costs. We carefully monitor all of our contracts and contractual efforts to minimize the possibility of any violation of these regulations.

      As a government contractor, we are subject to government audits, inquiries and investigations. We have experienced minimal audit adjustments over the past ten years. The Defense Contract Audit Agency has completed its audit of our contracts through the fiscal year ended September 30, 1998. We are still subject to adjustment on our performance during subsequent years.

      We believe that the passive surveillance markets in which we participate will continue to be important in future years, as the military branches and intelligence agencies continue to rely upon technological advances for defense and intelligence purposes. We cannot assure you, however, that federal appropriations will continue to exist at their current levels or that our products will be utilized in the future.

Export Sales

      Export sales are not a significant part of our revenues at this time, but it is our intention to try to expand them. However, because most of our products are classified to one degree or another, we must obtain export licenses from the U.S. federal government to be able to sell them outside of the United States, even to close allies. The granting of the export licenses is solely at the discretion of the U.S. federal government, which can also cancel them at any time. Thus, our ability to expand export sales is partly dependent upon the willingness of the U.S. federal government to grant export licenses for our products as we request them.

Employees

      At June 30, 2002, we employed 198 people, 67 of whom have engineering degrees while 149 have security clearances. Our continued success depends upon our ability to attract and retain highly skilled employees. We believe we are successful in retaining our employees by offering a competitive salary structure, attractive incentive compensation and benefits programs, career growth opportunities, flexible work assignments and the opportunity to perform mission-critical services, often in classified environments. Our current employees are offered an opportunity to respond to new job opportunities before we pursue external recruiting. We consider our relations with employees to be good, and we have never had a work stoppage. The former FEL Corporation employees are represented by a union, which has asked our subsidiary in Farmingdale, New Jersey to negotiate a contract. Our subsidiary is considering the request. However, we do not believe that the outcome of any discussion with the union will have a materially adverse impact on us.

Environmental

      We have incurred no material costs in the past three years related to environmental issues. On February 1, 2002, in connection with our acquisition of the operating assets of FEL Corporation, we signed a two-year lease for a building at the former FEL Corporation industrial park in Farmingdale, New Jersey. As a result of the former operations of FEL Corporation, both the soil and groundwater at other parts of the industrial park are known to be contaminated with chlorinated solvents at concentrations in excess of standards set by the NJDEP. Based on groundwater sampling conducted nearby but outside of the industrial park, it appears that this groundwater contamination has spread beyond the boundaries of the property.

      We have entered into an agreement with the NJDEP under which we made a payment of $280,000, in addition to an environmental protection premium of $10,000, in settlement of potential liability to NJDEP for contamination existing in the industrial park prior to February 1, 2002. In return, the NJDEP signed a covenant not to sue us for any environmental claims relating to that contamination. For this covenant to remain valid, we must cease operation at this site by July 31, 2004. We plan to cease operations at this site before that date. The landlord at this site has also agreed to hold us harmless from any claims based on prior environmental contamination at the site. Neither the agreement with the landlord nor the settlement with the NJDEP shields us from potential claims by the United States Environmental Protection Agency. To our knowledge, no such claims have been asserted or threatened.

Properties

      We believe that our leased facilities are suitable for the operations we have in each of them. Each facility is well maintained and capable of supporting higher levels of revenue. The table below sets forth certain information about our principal facilities.

	Estimated
Address	Square Feet	Lease Term	Description	Principal Activity

8419 Terminal Road Newington, VA 22122	67,220	Leased, Expiration Date: 6/30/2014	Two 1-story and one partial 2-story adjacent block buildings. Buildings are in an industrial park.	Engineering/ Manufacturing/ Administration
300 Parkland Plaza Ann Arbor, MI 48103	12,419	Leased, Expiration Date: 11/30/2003	One-story facility in a research park.	Engineering/ Manufacturing/ Administration
100 Central Avenue Farmingdale, NJ 07727	147,000	Leased, Expiration Date: 1/31/2004	One-story facility in an industrial park.	Engineering/ Manufacturing/ Administration
3883 Via Pescador Suite D Camarillo, CA 93012	5,318	Leased, Expiration Date: 12/31/2003	One-story facility in an industrial park.	Engineering/ Manufacturing/ Administration
847 Airport Road Dunbar, PA	8,900	Leased, Expiration Date: 4/21/2007	One-story facility.	Engineering/ Manufacturing/ Administration

      Our facilities in Newington, Virginia; Ann Arbor, Michigan; Camarillo, California; Farmingdale, New Jersey; and Dunbar, Pennsylvania contain equipment used for the design, development and manufacture of our products. Our facilities in Newington include a sensitive compartmented information facility, anechoic chamber, secure test areas, environmental equipment, antennas, as well as general-purpose equipment required to manufacture and test our products.

MANAGEMENT

Directors, Executive Officers and Key Employees

      The following table sets forth certain information regarding our directors, executive officers and key employees as of the date of this prospectus.

Name	Age	Title

S. Kent Rockwell	58	Chairman of the Board and Chief Executive Officer
David A. Smith	50	President and Chief Operating Officer
Donald F. Fultz	49	Vice President, Chief Financial Officer and Treasurer
Delano Esguerra	62	Vice President of Business Development
Jack Sweet	63	Vice President of Customer Relations
James D. Ross	40	Vice President of the Communications Group
S. R. Perrino	68	Director
Dr. Charles W. Bernard	71	Director
Dr. John D. Sanders	64	Director
John Irvin	48	Director
Philip H. Power	64	Director

      S. Kent Rockwell has served as chairman of our board of directors since 2000, as our chief executive officer since 1998 and as one of our directors since 1988. Mr. Rockwell previously served as chairman of the board of directors, chief executive officer and president of Astrotech International Corporation, a supplier of products and services to the petroleum industry, from 1986 to 1997. Mr. Rockwell has also served as chairman of the board of directors of Rockwell Forest Products, Inc., a supplier of timber since 1983, Appalachian Timber Services, Inc., a supplier of timber to the mining industry since 1988, and chairman and president of Rockwell Venture Capital, Inc., a holding company for several investments of Mr. Rockwell’s since 1983. Mr. Rockwell previously served on the board of Rockwell International, Inc., a manufacturer of products for the aerospace industry, from 1973 to 1983.

      David A. Smith has served as our president and chief operating officer since June 2002. Mr. Smith previously served as vice president and general manager of Quixote Corporation, a manufacturer of highway and transportation safety products, from 1999 to June 2002. Mr. Smith also served as vice president-operations of Amphenol Corporation, a manufacturer of electrical, electronic and fiber optic connectors and other interconnect systems, from 1996 to 1999.

      Donald F. Fultz has served as our vice president, chief financial officer and treasurer since 2000. Mr. Fultz previously served as our director of business operations from 1996 to 2000. In addition, Mr. Fultz was a member of the senior staff of Booz, Allen, and Hamilton, a business consulting company, from 1990 to 1996.

      Delano Esguerra has served as our vice president of business development since 2001. Mr. Esguerra previously served as vice president of business development of Mnemonics, Inc., a company specializing in hardware and software design and development of computer and microprocessor-based systems, subsystems and associated equipment, from 1999 to 2001. He was also director of business development for Andrew SciComm, Inc., a supplier of signal intelligence and electronic warfare systems, from 1996 to 1999.

      Jack Sweet has served as our vice president of customer relations since February 2002. Mr. Sweet previously served as vice president business development at FEL Corporation, a manufacturer of defense systems, from 1996 to 2002.

      James D. Ross has served as our vice president of the Communications Group since May 2000. Mr. Ross previously was one of our program managers, providing management, business development, and engineering expertise on a variety of programs for U.S. federal government, international, and commercial customers, from 1984 to May 2000.

      S. R. Perrino is a founder of our company and has served as a director since its inception in 1972. Mr. Perrino also served as chairman of the board, chief executive officer, and president of our company and its predecessor company from 1972 to 1998, when he retired. He continued to serve as chairman of the board of directors until 2000. Mr. Perrino worked as a consultant to the U.S. Navy for threat warning systems, and to various companies prior to founding our company. From 1960 through 1967, Mr. Perrino served as director of marketing/ project engineer for Radiation Systems, Inc. where he was one of the original founders.

      Dr. Charles W. Bernard has served as one of our directors since 1995 and of Daedalus Enterprises, Inc., one of our predecessors before that. Dr. Bernard has served on the board of directors of Columbia Bay Company, a defense consulting group, from 1988 to the present. He has also served as a director of K&B Engineering Associates, an engineering consulting company, from 1995 to the present. Dr. Bernard is a co-founder of both of those companies. He was Director of Land Warfare on the staff of the Under Secretary of Defense for Research, Development and Acquisition from 1978 to 1988. Dr. Bernard also served on the boards of directors of the Naval Weapons Laboratory from 1969 to 1975, the Naval Ordnance Laboratory from 1975 to 1977, and the Naval Surface Weapons Center from 1975 to 1977.

      Dr. John D. Sanders has served as one of our directors since 1995 and of Daedalus Enterprises, Inc., one of our predecessors before that. Dr. Sanders was chairman and chief executive officer of Tech News, Inc., a technology news publisher, from 1988 to 1996, until its sale to the Washington Post Company. Dr. Sanders serves on the boards of directors of Analex Corporation Inc., a provider of engineering, information, medical research and technical services to U.S. federal government agencies and defense contractors; ITC Learning Corporation, a developer and marketer of workplace training products for the process and manufacturing industries; and Comtex News Network, Inc., a business to business infomediary. Dr. Sanders is a strategic business consultant.

      John Irvin has served as one of our directors, since 2000. Mr. Irvin has also served as president of Innovative Benefits Consulting, Inc., a benefits and insurance consulting firm, from 1996 to the present. He was vice chairman and co-founder of Mid Atlantic Capital Group and president of Mid Atlantic Insurance Corporation, which together serve the financial planning, asset management and insurance needs of high net worth individuals, from 1983 to 1993. He also chaired the committee which oversaw mergers, acquisitions and strategic planning for those companies. Mr. Irvin serves on the board of directors of Partners Financial, a national producer group.

      Philip H. Power has served as one of our directors since 1998 and of Daedalus Enterprises, Inc., one of our predecessors, before that. Mr. Power is founder, chairman and owner of HomeTown Communications Network, Inc., a publisher of numerous daily and weekly newspapers and telephone directories. He is a regent emeritus of the University of Michigan.

Committees of the Board

      Our board of directors currently has an audit committee and executive compensation/ stock option committee. Members serve on these committees for a one year term.

      Generally, the audit committee recommends for approval by the board of directors the independent auditors for each fiscal year; reviews with the independent auditors the scope and results of the audit engagement, upon discussion with management and the independent auditors; recommends to the board of directors to include the audited financial statements in our annual report; and reviews any non-audit services to be performed by the independent auditors. The audit committee also examines the scope and results of our audit procedures, the adequacy of our system of internal accounting and financial controls, and evaluates the independence of our independent auditors and their fees for audit services. The members of our audit committee are Messrs. Irvin, Perrino, Power, and Sanders. All of the members of the audit committee are deemed to be independent under Rule 4200(a)(15) of the National Association of Securities Dealers’ listing standards.

      The executive compensation/ stock option committee is responsible for reviewing the performance of, and recommending salaries and other compensation arrangements for our officers, as well as reviewing bonus, pension and other compensation plans prepared by management for consideration by the board of directors, and performing such other functions as may be delegated to it under the provisions of any bonus, stock option, pension or other compensation plans that we adopt. The members of the executive compensation/ stock option committee are Messrs. Bernard, Irvin, Power, and Sanders.

Compensation of Directors

      Effective February 12, 2002, outside directors receive $3,500 per quarter with an additional payment of $500 for each board or committee meeting in excess of one per quarter attended, and are reimbursed for travel expenses incurred in connection with their attendance at board and committee meetings. Employee directors do not receive directors’ fees.

Executive Compensation

Summary Compensation Table

      The following table sets forth summary information concerning compensation paid or accrued by us, to or on behalf of, our chief executive officer and to each of our most highly compensated executive officers, other than the chief executive officer, during fiscal 2001.

						Long-Term
						Compensation
			Annual Compensation			Awards

					Other Annual	Restricted
	Fiscal		Salary	Bonus(2)	Compensation(3)	Stock
Name and Principal Position	Year		($)	($)	($)	Award(s)(4)

S. Kent Rockwell	2001		200,000	—	6,447	—
Chairman,	2000	(1)	136,536	—	5,793	—
CEO, President	1999	(1)	96,919	300	2,659	—

Donald F. Fultz	2001		129,150	5,883	3,859	—
CFO/Treasurer	2000		120,098	11,240	4,258	11,240
	1999		—	—	—	—

Donald F. Gardner	2001		127,100	—	7,151	—
VP, EW Group	2000		119,252	11,841	6,912	11,841
	1999		—	—	—	—

James D. Ross	2001		126,663	5,461	4,205	—
VP, Communications	2000		108,257	10,524	3,678	10,524
Group	1999		—	—	—	—

(1)	Mr. Rockwell received compensation at an annual rate of $100,000 effective October 1, 1998, and $200,000 effective May 29, 2000.

(2)	Paid pursuant to our Incentive Compensation Plan.

(3)	Detail of amounts reported in the “Other Annual Compensation” column is provided in the following table.

(4)	Paid pursuant to our Incentive Compensation Plan. Shares vest upon the one-year anniversary of the stock award.

      The following table provides information regarding the Other Annual Compensation column of the Summary Compensation Table not properly categorized as salary or bonus.

		401(k)/
		Pension
		Plan	Excess Life	Auto/
	Fiscal	Contribution	Insurance	Fuel
Officer’s Name	Year	($)	($)	($)

S. Kent Rockwell	2001	5,673	774	—
	2000	5,056	592	145
	1999	2,201	458	—

Donald F. Fultz	2001	3,722	137	—
	2000	3,996	262	—
	1999	—	—	—

Donald F. Gardner	2001	4,423	586	2,142
	2000	4,002	506	2,404
	1999	—	—	—

James D. Ross	2001	4,141	64	—
	2000	3,576	102	—
	1999	—	—	—

Stock Options

      The following table provides information concerning exercised and unexercised options to purchase our common stock as of September 30, 2001 under our Long-term Incentive Compensation Plan held by the executive officers named in the summary compensation table.

Aggregate Option Exercises In Fiscal Year 2001 And Fiscal Year-End Option Values

Value Of
			Number Of		Unexercised
	Shares		Unexercised		In-the-money
	Acquired		Options At		Options At
	On	Value	Fiscal Year		Fiscal Year
	Exercise	Realized	End (#)		End ($)
Name	(#)	($)	Exercisable (E)		Exercisable (E)

S. Kent Rockwell	—	—	—		—
Donald F. Fultz	—	—	9,000	(E)	68,000	(E)
Delano Esguerra	—	—	5,000		—
Jack Sweet	—	—	—		—
James D. Ross	—	—	9,000	(E)	68,000	(E)

Stock Option Plans

     2002 Stock Incentive Plan

      Our 2002 Stock Incentive Plan replaced our Long-Term Incentive Plan effective March 26, 2002. The 2002 Plan is administered by the compensation committee of the board, except that the board will have the authority to determine which directors shall receive awards under the plan and the terms and conditions of those awards. In addition, the committee may delegate to our chief executive officer the authority to grant awards to employees who are not subject to Section 16(a) of the Securities Exchange Act of 1934. Awards may be made to recipients, who must be employees of our company or a subsidiary, a director, a person who has agreed in writing to become an employee of our company or a subsidiary within 30 days or a consultant or advisor. Awards under the plan may include shares of common stock, restricted shares, stock options, performance shares, performance units and target awards. The committee may establish performance goals to be achieved within any performance period it may select using any measures of the performance of our company it may select as a condition to the receipt of the award. The committee may also establish vesting schedules for awards under the plan. A total of 946,400 shares of our common stock are available for awards under the plan, subject to specified adjustments in the event of changes in the outstanding shares of our common stock.

Long-Term Incentive Compensation Plan

      We previously adopted the Long-Term Incentive Compensation Plan for all employees, including executive officers, under which performance targets were established for all employees for each fiscal year. Each employee earned an annual incentive compensation consisting of a combination of a cash payment and shares of our common stock based on whether he or she met the performance targets. This plan was terminated by the board on March 26, 2002. While options for 396,400 shares were outstanding under this plan at the time of its termination, no additional options have been or will be granted under this plan.

Other Option Grants

      We have outstanding options that were granted to two persons who are directors or non-employee officers. One of these grants was made on December 10, 1996 by Daedalus Enterprises, Inc., and one of them was made on December 9, 1996 by ST Research, Inc. The grants were made before the merger of those two companies to form our company and were assumed by us as part of the merger. Both options were for 10 years, while one was for 3,000 shares at an exercise price of $2.25 per share and the other was for 25,800 shares at an exercise price of $3.37 per share.

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table sets forth information as of October 24, 2002, regarding the beneficial ownership of our common stock prior to this offering, the shares of common stock to be offered by our selling stockholder and the beneficial ownership of our common stock after this offering (assuming no exercise of the underwriters’ over-allotment option) of:

•	each person or group known to us who beneficially owns five percent or more of the outstanding shares of our common stock;

•	each director and our executive officers named in the “Summary Compensation Table”;

•	our executive officers and members of our board of directors as a group; and

•	S. R. Perrino, the selling stockholder.

      Beneficial ownership is determined under the rules of the Securities and Exchange Commission. These rules deem common stock subject to options currently exercisable, or exercisable within 60 days, to be outstanding for purposes of computing the percentage ownership of the person holding the options or of a group of which the person is a member, but they do not deem such stock to be outstanding for purposes of computing the percentage ownership of any other person or group. To our knowledge, except under applicable community property laws, or as otherwise indicated, each person named in the table has sole voting and sole investment control with regard to all shares beneficially owned by such person.

	Shares of Common Stock				Shares of Common Stock
	Beneficially Owned Prior to				Beneficially Owned After the
	the Offering				Offering
				Shares of
Name and Address of			Percent	Common Stock			Percent
Beneficial Owner(1)	Number		of Class	to be Offered	Number		of Class

S. Kent Rockwell	900,394	(2)	21.9%	—	900,394	(2)	14.7%
S. R. Perrino	723,596	(3)	17.6	20,000	703,596	(3)	11.5
Charles W. Bernard	25,800		*	—	25,800		*
John Irvin	12,121		*	—	12,121		*
Philip H. Power	27,420		*	—	27,420		*
Jack Sweet	—		*	—	—		—
John D. Sanders	70,210	(4)	1.7	—	70,210	(4)	1.1
Donald F. Fultz	59,038	(5)	1.4	—	59,038	(5)	1.0
Del Esguerra	—		—	—	—		—
James D. Ross	52,015	(6)	1.3	—	52,015	(6)	*
All directors and executive officers as a group (10 persons)	1,870,594		45.5	20,000	1,850,594		30.3

*	Designates less than one percent

(1)	The address of each stockholder is c/o Sensytech, Inc., 8419 Terminal Road, Newington, Virginia 22122-1430.

(2)	Shares held by Rockwell Holdings, Inc., over which Mr. Rockwell has sole voting and investment power.

(3)	Includes 67,276 shares held of record by our 401(k) Profit Sharing Plan over which Mr. Perrino has sole voting and investment power.

(4)	Includes 550 shares owned by Dr. Sanders’ spouse and 27,190 shares held in a profit sharing plan over which Dr. Sanders has sole voting and investment power.

(5)	Includes 37,000 shares issuable upon the exercise of options that are exercisable within 60 days of October 24, 2002.

(6)	Includes 37,000 shares issuable upon the exercise of options that are exercisable within 60 days of October 24, 2002.

RELATED PARTY TRANSACTIONS

      Since the beginning of our last fiscal year, there were no transactions with any of our directors, executive officers or 5% or more stockholders (or members of the immediate family of such individuals), nor are there any transactions currently proposed with such individuals to which we are a party and in which the amounts involved exceed $60,000.

SHARES ELIGIBLE FOR FUTURE SALE

      Based on shares outstanding as of October 24, 2002, upon completion of this offering, we will have 6,113,978 shares of common stock outstanding (assuming no exercise of outstanding options and no exercise of the underwriters’ over-allotment option). The 2,000,000 shares of common stock to be sold by us in this offering and all shares sold by the selling stockholder will be freely tradable without restriction or limitation under the Securities Act of 1933, as amended, except for any such shares held by our “affiliates,” as such term is defined under Rule 144 of the Securities Act. Shares of common stock held by our affiliates may be sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144.

Rule 144

      In general, under Rule 144 under the Securities Act of 1933, as currently in effect, a person, or persons whose shares are aggregated, including an affiliate, who has beneficially owned restricted shares of our common stock for at least one year, would be entitled to sell within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock, which will equal approximately shares immediately after the offering; or

•	the reported average weekly trading volume of our common stock reported through the automated quotation system of Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

      Sales under Rule 144 also are subject to certain requirements regarding the manner of sale, notice and availability of current public information about us.

      Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Lock-up Agreements

      Our executive officers and directors and their affiliates have entered into lock-up agreements under which they have agreed not to transfer or dispose of, directly or indirectly, including by way of any hedging or derivatives transaction, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, except for shares sold in this offering by the selling stockholder, for a period of 90 days after the date of this prospectus without the prior written consent of Friedman, Billings, Ramsey & Co., Inc. Given these contractual restrictions, beginning 90 days after the closing of this offering, the 1,850,594 shares of our common stock beneficially owned by these persons would be available for sale in the public market, subject to the limitations of Rule 144. Friedman, Billings, Ramsey & Co., Inc. does not intend to release the executive officers, directors or their affiliates from the lock-up agreements; however, Friedman, Billings, Ramsey & Co., Inc., in its sole discretion, may release any of these persons or entities from the lock-up agreements prior to the expiration of the 90 day period without notice.

Rule 701

      In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchases shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Stock Plan Registration Statements

      We intend to file a registration statement(s) under the Securities Act covering the approximately 946,400 shares of common stock reserved for issuance under our 2002 Stock Incentive Plan. Accordingly, shares registered under these registration statements will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the contractual restrictions described above.

DESCRIPTION OF CAPITAL STOCK, CERTIFICATE OF INCORPORATION AND BYLAWS

General

      Our authorized capital stock consists of 25,000,000 shares of common stock, $0.01 par value per share. As of October 24, 2002, there were 4,113,978 shares of our common stock outstanding. In addition, an aggregate of 946,400 shares of our common stock are reserved for issuance under our 2002 Stock Incentive Plan. As of the date of this prospectus, there are 493,200 shares of common stock issuable under options outstanding under our employee stock option plans.

Common Stock

      Stockholders are entitled to one vote for each share of our common stock held of record on all matters on which stockholders are permitted and entitled to vote. Our common stock does not have cumulative voting rights in the election of directors. As a result, holders of a majority of our common stock voting for the election of directors can elect all the directors standing for election. Holders of our common stock are entitled to receive, when and if declared by the board of directors from time to time, such dividends and other distributions in cash, stock or property from our assets or funds legally available for such purposes. See “Dividend Policy.” The outstanding shares of our common stock are fully paid and nonassessable.

      Nasdaq. Our common stock is quoted on The Nasdaq National Market under the symbol “STST.” Prior to this offering, our common stock was traded on The Nasdaq SmallCap Market under the symbol “STST.”

Corporate Governance Provisions of Our Certificate of Incorporation and Bylaws

      Advance Notice. Our bylaws require that advance written notice of all director nominations be given to our secretary not later than the close of business on the last day of October, for an annual meeting of stockholders, or for a special meeting of stockholders to elect directors by the close of business on the tenth day following the date on which notice of the meeting is first given to stockholders. Likewise, advance written notice of any other business matters proposed to be brought by a stockholder before an annual meeting of stockholders must be delivered to our secretary at our principal executive office no later than the close of business on the last business day of October, with respect to an annual meeting, or no later than the tenth calendar day following the date on which notice of a special meeting is first given to stockholders. These provisions may make it more difficult for stockholders to nominate or elect directors or take action opposed by our board.

      Special Meetings. Our certificate of incorporation and bylaws provide that special meetings of the stockholders may be called by our secretary at the direction of:

•	a written request of a majority of the board of directors;

•	the chief executive officer; or

•	the affirmative vote of a majority of the board of directors.

      Indemnification of Directors and Officers. Our certificate of incorporation and bylaws provide a right to indemnification to the fullest extent permitted by the Delaware General Corporation Law for expenses, attorney’s fees, damages, punitive damages, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by any person whether or not the indemnified liability arises or arose from any threatened, pending or completed proceeding by or in our right by reason of the fact that he or she is or was our director or officer or while our director or officer, is or was serving at our request as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise. Our certificate of incorporation and bylaws also provide for the advancement of expenses to an indemnified party. Additionally, we may indemnify any employee or agent of ours to the fullest extent permitted by the Delaware General Corporation Law. Our bylaws authorize us to take steps to ensure that all persons entitled to the indemnification are properly indemnified, including, if the board of directors so determines, by purchasing and maintaining insurance.

Certain Provisions of Delaware Law

      We are subject to Section 203 of the Delaware general corporation law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Limitations on Liability and Indemnification of Officers and Directors

      Our certificate of incorporation provides that none of the directors shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	the payment of unlawful dividends and certain other actions prohibited by the Delaware General Corporation Law; and

•	any transaction from which the director derived any improper personal benefits.

      The effect of this provision of our certificate of incorporation is to eliminate our rights and the rights of our stockholders to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except in the situations described above. This provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director’s duty of care.

Registrar and Transfer Agent

      The registrar and transfer agent for our common stock is American Stock Transfer, Inc., 6201 15th Avenue, Brooklyn, New York 11219.

TAX CONSIDERATIONS

      This is a general summary of material U.S. federal income and estate tax considerations with respect to your acquisition, ownership and disposition of our common stock if you are a beneficial owner of shares other than:

•	a citizen or resident of the United States;

•	a corporation, partnership or other entity created or organized in, or under the laws of, the United States or any political subdivision of the United States;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source;

•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or

•	a trust that existed on August 20, 1996, was treated as a U.S. person on August 19, 1996, and elected to be treated as a U.S. person.

      This summary does not address all of the U.S. federal income and estate tax considerations that may be relevant to you in light of your particular circumstances or if you are a beneficial owner subject to special treatment under United States income tax laws such as a:

•	controlled foreign corporation;

•	passive foreign investment company;

•	foreign personal holding company;

•	company that accumulates earnings to avoid U.S. federal income tax;

•	foreign tax-exempt organization;

•	financial institution;

•	a partnership or other pass through entity for U.S. federal income tax purposes;

•	broker or dealer in securities; or

•	former U.S. citizen or resident.

      This summary does not discuss any aspect of state, local or non-United States taxation. This summary is based on current provisions of the Internal Revenue Code, Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service and all other applicable authorities, all of which are subject to change, possibly with retroactive effect. This summary is not intended as tax advice.

      We urge prospective non-United States stockholders to consult their tax advisors regarding the United States federal, state, local and non-United States income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

Dividends

      In general, and subject to the discussion in the next paragraph, any distributions we make to you with respect to your shares of our common stock that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30.0% of the gross amount, unless you are eligible for a reduced rate of withholding tax under an applicable income tax treaty and you provide proper certification of your eligibility for such reduced rate (usually on an IRS Form W-8BEN). A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under the Internal Revenue Code. Any distribution not constituting a dividend will be treated first as reducing your basis in your shares of our common stock and, to the extent it exceeds your basis, as gain from the disposition of your shares of our common stock.

      Dividends we pay to you that are effectively connected with your conduct of a trade or business within the United States and, if certain income tax treaties apply, are attributable to a U.S. permanent establishment maintained by you, generally will not be subject to U.S. withholding tax if you comply with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same rates applicable to U.S. persons. If you are a corporation, effectively connected income may also be subject to a “branch profits tax” at a rate of 30.0%, or a lower rate specified by an applicable income tax treaty. Dividends that are effectively connected with your conduct of a trade or business but that under an applicable income tax treaty are not attributable to a U.S. permanent establishment maintained by you may be eligible for a reduced rate of

U.S. withholding tax under such treaty, provided you comply with certification and disclosure requirements necessary to obtain treaty benefits.

Sale or Other Disposition of Our Common Stock

      You generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of your shares of our common stock unless:

•	the gain is effectively connected with your conduct of a trade or business within the United States and, under certain income tax treaties, is attributable to a U.S. permanent establishment you maintain;

•	you are an individual, you hold your shares of our common stock as capital assets, you are present in the United States for 183 days or more in the taxable year of disposition and you meet other conditions, and you are not eligible for relief under an applicable income tax treaty; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes (which we believe we are not and have never been, and do not anticipate we will become) and you hold or have held, directly or indirectly, at any time within the shorter of the five-year period preceding disposition or your holding period for your shares of our common stock, more than 5.0% of our common stock.

      Gain that is effectively connected with your conduct of a trade or business within the United States generally will be subject to U.S. federal income tax, net of certain deductions, at the same rates applicable to U.S. persons. If you are a corporation, the branch profits tax, as discussed above, also may apply to such effectively connected gain. If the gain from the sale or disposition of your shares is effectively connected with your conduct of a trade or business in the United States but under an applicable income tax treaty is not attributable to a permanent establishment you maintain in the United States, your gain may be exempt from U.S. tax under the treaty. If you are described in the second bullet point above, you generally will be subject to U.S. tax at a rate of 30.0% on the gain realized, although the gain may be offset by some U.S. source capital losses realized during the same taxable year.

Information Reporting and Backup Withholding

      We must report annually to the IRS the amount of dividends or other distributions we pay to you on your shares of our common stock and the amount of tax we withhold on these distributions regardless of whether withholding is required. The IRS may make copies of the information returns reporting those dividends and amounts withheld available to the tax authorities in the country in which you reside pursuant to the provisions of an applicable income tax treaty or exchange of information treaty.

      The United States imposes a backup withholding tax on dividends and certain other types of payments to U.S. persons at a rate of 30.0% (with scheduled reductions through 2006 and a scheduled increase to 31.0% in 2011) of the gross amount. You will not be subject to backup withholding tax on dividends you receive on your shares of our common stock if you provide proper certification (usually on an IRS Form W-8BEN) of your status as a non-U.S. person or you are a corporation or one of several types of entities and organizations that qualify for exemption.

      Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of your shares of our common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if you sell your shares of our common stock through the United States office of a U.S. broker or a foreign broker, the broker will be required to report to the IRS the amount of proceeds paid to you and also backup withhold at a rate of 30.0% (with scheduled reductions through 2006 and a scheduled increase to 31.0% in 2011) of that amount unless you provide appropriate certification (usually on an IRS Form W-8BEN) to the broker of your status as a non-U.S. person (and the broker does not have actual knowledge, or reason to know, that you are a U.S. person or that other requirements for exemption are not satisfied) or you are a corporation or one of several types of entities and organizations that qualify for exemption. Information reporting, but not backup withholding, will apply if you sell your shares of our common stock through the non-U.S. office of a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States or through the non-U.S. office of a U.S. broker, unless in either case, the broker has documentary evidence in its files that the owner is a non-U.S. holder and the broker has no knowledge, or reason to know, to the contrary.

      Any amounts withheld with respect to your shares of our common stock under the backup withholding rules will be refunded to you or credited against your U.S. federal income tax liability, if any, by the IRS if the required information is furnished in a timely manner.

Estate Tax

      Shares of our common stock owned or treated as owned by an individual who is not a citizen or resident, as defined for U.S. federal tax purposes, of the United States at the time of his or her death will be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

      Subject to the terms and conditions set forth in the underwriting agreement among us, the selling stockholder, and Friedman, Billings, Ramsey & Co., Inc., we and the selling stockholder, have agreed to sell to the underwriters, and the underwriters have agreed to purchase, the number of shares of common stock set forth opposite their names below.

Number of
Underwriter	Shares

Friedman, Billings, Ramsey & Co., Inc.	1,515,000
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.	505,000
Total	2,020,000

      We have granted the underwriters an option exercisable during the 30-day period after the date of this prospectus to purchase, at the initial offering price less underwriting discounts and commissions, up to an additional 300,000 shares of common stock for the sole purpose of covering over-allotments, if any. To the extent that the underwriters exercise the option, each underwriter will be committed, subject to certain conditions, to purchase that number of additional shares of common stock that is proportionate to such underwriter’s initial commitment.

      Under the terms and conditions of the underwriting agreement, the underwriters are committed to purchase all the common stock offered by this prospectus, other than the 300,000 shares subject to the over-allotment option, if any is purchased. We and the selling stockholder have agreed to indemnify the underwriters against certain civil liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of such liabilities. We have also granted Friedman, Billings, Ramsey & Co., Inc. a right of first refusal to act as our underwriter, placement agent or financial advisor for all activities where such services are required, on reasonable and customary terms and conditions, for a period of one year following the closing of this offering. For purposes of calculating underwriters’ compensation under the rules of the National Association of Securities Dealers, this right of first refusal is treated as the equivalent of the underwriter receiving an additional 1% of the proceeds of the offering.

      The underwriters initially propose to offer the common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and to certain dealers at such offering price less a concession not to exceed $0.33 per share. The underwriters may allow, and such dealers may reallow, a concession not to exceed $0.10 per share to certain other dealers. After the common stock is released for sale to the public, the underwriters may change the offering price and other selling terms.

      The following table provides information regarding the per share and total underwriting discounts and commissions we will pay to the underwriters (including the underwriters’ discounts and commissions with respect to the shares sold by the selling stockholder, which we have agreed to pay). These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 300,000 shares.

	No exercise of	Full exercise of
	over-allotment option	over-allotment option

With respect to shares sold by us
Per share	$0.56	$0.56
Total	$1,120,000	$1,288,000
With respect to shares sold by the selling stockholder:
Per share	$0.56	$0.56
Total	$11,200	$11,200

      We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $403,654.

      In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot this offering, creating a syndicate short position. In addition, the underwriters may bid for and purchase common stock in the open market to cover syndicate short positions or to stabilize the price of the common stock. Finally, the underwriting syndicate may reclaim selling concessions from syndicate members if the syndicate repurchases previously distributed common stock in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. These transactions may be effected on The Nasdaq National Market or in the over-the-counter market or otherwise. The underwriters are not required to engage in these activities and may end any of these activities at any time. A prospectus in electronic format may be made available to certain customers, but not to the general public, on www.fbr.com, the Internet web site maintained by Friedman, Billings, Ramsey Group, Inc., the parent company of Friedman, Billings, Ramsey & Co., Inc. We will not effect any sales of our common stock in this offering by electronic means or over the internet.

      The underwriters have informed us that they do not intend to confirm sales of the common stock offered by this prospectus to any accounts over which they exercise discretionary authority.

      Our common stock is listed on The Nasdaq National Market under the symbol “STST.” Prior to this offering, our common stock was traded on The Nasdaq SmallCap Market under the symbol “STST.”

      We and our executive officers and directors will agree not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock, or any securities convertible into or exercisable or exchangeable for any shares of our common stock or any right to acquire shares of our common stock, for a period of 90 days from the effective date of this prospectus, subject to certain exceptions. Friedman, Billings, Ramsey & Co., Inc., at any time and without notice, may release all or any portion of the common stock subject to the foregoing lock-up agreements.

LEGAL MATTERS

      The validity of the shares of common stock offered by us in this offering and the shares of common stock offered by the selling stockholder will be passed upon for us and the selling stockholder by Plummer, Harty & Owsiany LLP, Pittsburgh, Pennsylvania. Members of this firm own an aggregate of 10,000 shares of our common stock. Certain legal matters relating to this offering will be passed upon for the underwriters by Gibson, Dunn & Crutcher LLP, Washington, D.C.

EXPERTS

      The consolidated financial statements of Sensytech, Inc. and its subsidiary as of September 30, 2000 and 2001 and for each of the three years in the period ended September 30, 2001 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the common stock to be sold in the offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, or the exhibits and schedules that are part of the registration statement. Any statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved, and each statement in this prospectus shall be deemed qualified in its entirety by this reference.

      We file annual, quarterly and special reports, proxy statements and other material with the Securities and Exchange Commission. You may read and copy the registration statement for this offering and any other document we have filed with the Commission, at the Securities and Exchange Commission’s public reference room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Our Securities and Exchange Commission filings are also available to the public from the Securities and Exchange Commission’s Internet web site at http://www.sec.gov. Information regarding the operation of the public reference section can be obtained by calling 1-800-SEC-0330.

      We will provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, on request of that person, a copy of any or all of the exhibits and schedules to the registration statement. Written requests should be addressed to:

Chief Financial Officer, Sensytech, Inc.

8419 Terminal Road
Newington, VA 22122-1430.

      You may direct telephone requests to our chief financial officer at (703) 550-7000.

      Prior to this offering, our company has filed our annual and quarterly reports with the Securities and Exchange Commission on the forms provided for small issuers. However, subsequent to this offering, we will be filing our annual and quarterly reports on the regular forms specified by the Securities and Exchange Commission for those purposes.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of PricewaterhouseCoopers LLP, Independent Accountants	F-2
Consolidated Balance Sheets	F-3
As of September 30, 2000 and 2001
Consolidated Income Statements	F-5
For the years ended September 30, 1999, 2000 and 2001
Consolidated Statements of Stockholders’ Equity (Deficit)	F-6
For the years ended September 30, 1999, 2000 and 2001
Consolidated Statements of Cash Flows	F-7
For the years ended September 30, 1999, 2000 and 2001
Notes to Consolidated Financial Statements	F-8
Condensed Consolidated Balance Sheet	F-21
As of September 30, 2001 and June 30, 2002 (unaudited)
Condensed Consolidated Statements of Income	F-23
For the nine-month periods ended June 30, 2001 and 2002 (unaudited)
Condensed Consolidated Statements of Cash Flows	F-24
For the nine-month periods ended June 30, 2001 and 2002 (unaudited)
Notes to Condensed Consolidated Financial Statements (unaudited)	F-25

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of

Sensytech, Inc. and Subsidiary:

      In our opinion, the accompanying consolidated balance sheets and the related statements of income, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Sensytech, Inc. and its subsidiary at September 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/  PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
November 30, 2001

SENSYTECH, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

ASSETS

	September 30,

	2000	2001

CURRENT ASSETS
Cash and cash equivalents (Note 1)	$1,512,000	$4,362,000
Accounts receivable, net of allowance for doubtful accounts of $215,000 in 2000 and $200,000 in 2001	5,460,000	3,091,000
Unbilled contract costs, net (Note 3)	3,625,000	3,563,000
Refundable and prepaid income taxes	1,057,000	392,000
Inventories	24,000	30,000
Deferred income taxes (Note 12)	459,000	341,000
Other current assets	119,000	139,000

TOTAL CURRENT ASSETS	12,256,000	11,918,000
PROPERTY AND EQUIPMENT (Note 4)	1,627,000	1,429,000
OTHER ASSETS
Deferred income taxes (Note 12)	426,000	304,000
Other assets	75,000	115,000

TOTAL ASSETS	$14,384,000	$13,766,000

The accompanying notes are an integral part of these consolidated financial statements.

SENSYTECH, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS, continued

LIABILITIES AND STOCKHOLDERS’ EQUITY

	September 30,

	2000	2001

CURRENT LIABILITIES
Accounts payable	$888,000	$450,000
Accrued salaries, benefits, and related expenses	1,185,000	822,000
Accrued severance pay-current	420,000	290,000
Other accrued expenses	325,000	73,000
Billings in excess of costs (Note 3)	485,000	145,000
Capital leases	38,000	—

TOTAL CURRENT LIABILITIES	3,341,000	1,780,000
LONG-TERM LIABILITIES
Accrued severance pay	289,000	—

TOTAL LIABILITIES	3,630,000	1,780,000

STOCKHOLDERS’ EQUITY (Notes 2 and 10) Common Stock, $.01 par value; 5,000,000 shares authorized, September 30, 2000 and 2001; 4,021,347 and 4,085,047 shares issued and outstanding, September 30, 2000 and 2001	40,000	41,000
Additional paid-in capital	7,290,000	7,482,000
Unearned stock-based compensation (Note 10)	(55,000)	—
Treasury stock at cost, 72,000 and 125,245 shares at September 30, 2000 and 2001 (Note 11)	(285,000)	(525,000)
Retained earnings	3,764,000	4,988,000

	10,754,000	11,986,000

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$14,384,000	$13,766,000

The accompanying notes are an integral part of these consolidated financial statements.

SENSYTECH, INC. AND SUBSIDIARY

CONSOLIDATED INCOME STATEMENTS

	For the Year Ended September 30,

	1999	2000	2001

REVENUE
Contract revenue	$26,424,000	$22,706,000	$16,391,000

COSTS AND EXPENSES
Cost of revenues	19,237,000	16,195,000	11,744,000
General and administrative expenses	4,251,000	3,974,000	2,901,000

Total costs and expenses	23,488,000	20,169,000	14,645,000

INCOME FROM OPERATIONS	2,936,000	2,537,000	1,746,000
OTHER INCOME (EXPENSES)
Interest income	59,000	123,000	155,000
Interest expense	(99,000)	(7,000)	(14,000)
Other income	—	50,000	116,000
Other expenses	—	(11,000)	—

INCOME BEFORE INCOME TAXES	2,896,000	2,692,000	2,003,000
INCOME TAX PROVISION (Note 12)	(1,207,000)	(1,026,000)	(779,000)

NET INCOME	$1,689,000	$1,666,000	$1,224,000

PER SHARE AMOUNT (Note 1)
Basic earnings per share	$0.42	$0.42	$0.31
Diluted earnings per share	$0.40	$0.40	$0.30

The accompanying notes are an integral part of these consolidated financial statements.

SENSYTECH, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock		Additional	Unearned			Total
			Paid-in	Stock-based	Treasury	Retained	Stockholders’
	Shares	Amount	Capital	Compensation	Stock	Earnings	Equity

BALANCE AT SEPTEMBER 30, 1998	3,961,271	$40,000	$6,858,000	—	—	$409,000	$7,307,000
Net income	—	—	—	—	—	1,689,000	1,689,000
Exercise of stock options	12,400	—	74,000	—	—	—	74,000
Unearned stock-based compensation (Note 10)	14,269	—	167,000	(167,000)	—	—	—
Amortization of stock-based compensation	—	—	—	42,000	—	—	42,000

BALANCE AT SEPTEMBER 30, 1999	3,987,940	40,000	7,099,000	(125,000)	—	2,098,000	9,112,000
Net income	—	—	—	—	—	1,666,000	1,666,000
Employee stock purchase	9,927	—	42,000	—	—	—	42,000
Exercise of stock options	23,480	—	80,000	—	—	—	80,000
Unearned stock-based compensation (Note 10)	—	—	110,000	(110,000)	—	—	—
Amortization of stock-based compensation, net of forfeitures of $11,000	—	—	—	139,000	—	—	139,000
Forfeiture of stock options	—	—	(41,000)	41,000	—	—	—
Purchase of treasury shares	—	—	—	—	(285,000)	—	(285,000)

BALANCE AT SEPTEMBER 30, 2000	4,021,347	40,000	7,290,000	(55,000)	(285,000)	3,764,000	10,754,000
Net income	—	—	—	—	—	1,224,000	1,224,000
Stock grant	10,000	—	36,000	—	—	—	36,000
Exercise of stock options	53,700	1,000	125,000	—	—	—	126,000
Tax benefit on stock option exercises	—	—	36,000	—	—	—	36,000
Amortization of stock-based compensation, net of forfeitures of $5,000	—	—	(5,000)	55,000	—	—	50,000
Purchase of treasury shares	—	—	—	—	(240,000)	—	(240,000)

BALANCE AT SEPTEMBER 30, 2001	4,085,047	$41,000	$7,482,000	$—	$(525,000)	$4,988,000	$11,986,000

The accompanying notes are an integral part of these consolidated financial statements.

SENSYTECH, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended September 30,

	1999	2000	2001

Cash flows from operating activities:
Net income	$1,689,000	$1,666,000	$1,224,000
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	689,000	576,000	488,000
Provision (credit) for doubtful accounts	311,000	(96,000)	(15,000)
Amortization of deferred compensation	42,000	139,000	50,000
Deferred taxes	(247,000)	11,000	240,000
Inventory writedown	391,000	—	—
Cash provided (used) by assets and liabilities:
Accounts receivable	1,556,000	(2,149,000)	2,384,000
Unbilled contract costs	(686,000)	1,299,000	62,000
Inventories	120,000	1,000	(6,000)
Other assets	(62,000)	32,000	(60,000)
Refundable and prepaid income taxes	311,000	(1,412,000)	701,000
Accounts payable	661,000	(598,000)	(438,000)
Other accrued expenses	(1,068,000)	(38,000)	(1,034,000)
Billing in excess of costs	450,000	19,000	(340,000)
Other	36,000	6,000	36,000

Net cash provided by (used in) operating activities	4,193,000	(544,000)	3,292,000

Cash flows from investing activities:
Acquisitions of property and equipment	(434,000)	(784,000)	(290,000)
Proceeds from disposal of property held for sale	1,446,000	—	—

Net cash provided by (used in) investing activities	1,012,000	(784,000)	(290,000)

Cash flows from financing activities:
Net payments under line of credit	(2,049,000)	—	—
Principal payments on mortgage debt	(220,000)	—	—
Principal payments on capital lease obligations	(46,000)	(73,000)	(38,000)
Proceeds from employee stock purchases	—	42,000	—
Proceeds of stock option exercises	74,000	80,000	126,000
Payments on purchase of Treasury Stock	—	(285,000)	(240,000)

Net cash (used in) financing activities	(2,241,000)	(236,000)	(152,000)

Net increase (decrease) in cash and cash equivalents	2,964,000	(1,564,000)	2,850,000
Cash and cash equivalents, beginning of period	112,000	3,076,000	1,512,000

Cash and cash equivalents, end of period	$3,076,000	$1,512,000	$4,362,000

Supplemental disclosure of cash flow information:
Cash received for income taxes	$—	$7,000	$162,000

Cash paid for interest	$71,000	$5,000	$20,000

Cash paid for income taxes	$480,000	$2,435,000	$—

Non-cash investing activity:
Tax benefit on stock option exercises included in prepaid taxes	$36,000	$—	$36,000

The accompanying notes are an integral part of these consolidated financial statements.

SENSYTECH, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 1999, 2000 and 2001

Note 1 — Summary of Significant Accounting Policies

Business Activities:

      Sensytech, Inc. and subsidiary (the “Company”) primarily designs, develops and manufactures systems and equipment for integrated passive surveillance systems, electronic countermeasures, and simulator systems for military and commercial customers.

Principles of Consolidation:

      The consolidated financial statements include the accounts of Sensytech, Inc. and its wholly owned subsidiary, Daedalus Enterprises Export Corporation. All intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents:

      For purposes of the statement of cash flows, the Company considers all unrestricted highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Inventories:

      Inventories are stated at the lower of cost or market, determined on the first-in, first-out basis. Inventories consist of component parts.

Property and Equipment:

      Property and equipment are recorded at cost and are depreciated over estimated useful lives ranging from three to eight years using straight-line and double declining balance methods. Leasehold improvements are amortized over the life of the improvement or length of lease term, whichever is shorter, using the straight-line method. Amortization of leasehold improvements and capital lease obligations are included in depreciation expense. The cost and accumulated depreciation or amortization of assets sold or retired are removed from the respective accounts and any gain or loss is reflected in other income (expenses).

      The Company reviews the carrying value of property, plant and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets.

Revenue Recognition:

      The estimated revenue for performance under Government fixed-price and cost-reimbursement contracts, including customer-funded research and development, is recognized under the percentage of completion method of accounting whereunder the estimated revenue is determined on the basis of completion to date (the total contract amount multiplied by percent of performance to date less revenue value recognized in previous periods). Each quarter, management prepares, by cost element, estimated cost to complete for all major contracts. Percentage of completion is computed based on costs incurred to date divided by total estimated costs, which includes updated estimated cost to complete (i.e., cost to cost method). If estimated cost to complete exceeds the value of the contract, a reserve for estimated loss is recognized. Revenues under cost-reimbursement contracts are recorded as costs are incurred and include estimated earned fees in the proportion that costs incurred to date bear to total estimated costs. The fees

SENSYTECH, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

under certain Government contracts may be increased or decreased in accordance with cost or performance incentive provisions which measure actual performance against established targets or other criteria. Such incentive fee awards or penalties, which historically are not material, are included in revenue at the time the amounts can be determined reasonably. Anticipated losses are recognized at the time they become known. It is reasonably possible that future operating results may be effected if actual contract costs incurred differ from total contract costs currently estimated by management.

Research and Development:

      Internally funded research and development costs are included in general and administrative expenses in the consolidated income statements. The amount of internally funded research and development costs expensed during 1999, 2000, and 2001 was $540,000, $932,000 and $892,000, respectively.

Income Taxes:

      Deferred tax assets and liabilities have been established for the temporary differences between financial statement and tax bases of assets and liabilities existing at the balance sheet date using expected tax rates. A valuation allowance is recorded to reduce deferred income taxes to that portion that is expected more likely than not to be realized.

Use of Estimates:

      The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Accordingly, actual results could differ from those estimates.

Operating Cycle:

      In accordance with industry practice, the Company classifies as current assets amounts relating to long-term contracts which may have terms extending beyond one year but are expected to be realized during the normal operating cycle of the Company. The liabilities in the accompanying balance sheets which have been classified as current liabilities are those expected to be satisfied by the use of assets classified as current assets. At September 30, 2000 and 2001, substantially all contracts in progress are expected to be completed within the next 12 months. Therefore, substantially all current assets and current liabilities as of this date are expected to be turned over in the next 12 months.

SENSYTECH, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Earnings Per Share:

      Basic earnings per share is computed using the weighted average number of common shares outstanding during each period. Diluted earnings per share is computed using the weighted average number of common and common equivalent shares outstanding during each period. The following summary is presented for the years ended September 30.

	1999	2000	2001

Net income	$1,689,000	$1,666,000	$1,224,000
Weighted average shares outstanding — basic	3,976,000	3,997,000	3,985,000
Basic earnings per share	$.42	$.42	$.31
Effect of dilutive securities:
Net shares issuable upon exercise of stock options	233,000	148,000	42,000

Weighted average shares outstanding — diluted	4,209,000	4,145,000	4,027,000
Diluted earnings per share	$.40	$.40	$.30

Reclassifications:

      Certain amounts in the previously issued financial statements have been reclassified to conform to the presentation adopted in the 2001 consolidated financial statements.

Note 2 — Acquisitions

      On June 9, 1998, S.T. Research Corporation (“STR”) acquired Daedalus Enterprises, Inc. (“DEI”) in an acquisition whereby the outstanding STR shares were converted into approximately 86.5% of the issued and outstanding shares of DEI (the “Acquisition”). As part of this overall transaction, DEI changed its name to Sensytech, Inc. While DEI was the legal acquirer, the Acquisition was accounted for as a reverse acquisition whereby STR was deemed to have acquired DEI for financial reporting purposes.

      At the Acquisition date, DEI had net operating loss carryforwards (NOLs) of approximately $2,575,000 and tax credits of approximately $40,000. The acquired NOLs and tax credits are limited as to use under the Internal Revenue Code. A portion of the NOLs were reserved through a recording of a valuation reserve at the acquisition date. To the extent that the remaining reserved NOLs were realized, the corresponding tax benefit was first used to reduce goodwill to zero and thereafter to reduce any provision for income taxes.

      The Company recorded goodwill of $802,000 in connection with the acquisition. During fiscal year 1999, goodwill was reduced by $629,000 for the utilization of acquired net operating loss carryforwards (NOLs), the gain on the sale of the Michigan facility (Note 8) and the reversal of certain estimated liabilities recorded in connection with the Acquisition. During fiscal year 2000 goodwill was further reduced by $125,000 for the utilization of acquired NOLs and reversal of the valuation allowance on the acquired NOLs.

SENSYTECH, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 3 — Unbilled Contract Costs, Net

      The status of accumulated costs incurred plus estimated earnings, net of contractual payments, and government progress billings for the years ended September 30 are as follows.

	2000	2001

Accumulated costs incurred and estimated earnings on uncompleted contracts	$3,774,000	$3,418,000
Progress billings and advances on uncompleted contracts	(634,000)	—

Total	$3,140,000	$3,418,000

      The above amounts are included in the balance sheet at September 30.

	2000	2001

Costs and estimated earnings in excess of billings (unbilled contract costs) on uncompleted contracts	$3,625,000	$3,563,000
Billings in excess of costs and estimated earnings on uncompleted contracts	(485,000)	(145,000)

Total	$3,140,000	$3,418,000

      Unbilled costs and accrued profit on contracts in progress comprise principally amounts of revenue recognized on contracts for which billings had not been presented to the customer because the amounts were not billable at the balance sheet date. It is anticipated such unbilled amounts receivable at September 30, 2001 will be billed over the next 270 days as products and/or services are delivered. Retainages, which approximate $131,000 at September 30, 2001, will be billed and collected as contracts are finalized with the customer. At September 30, 1999, 2000 and 2001, there are no significant unrecovered costs or estimated profits subject to future negotiation.

      Receivables under certain Government contracts are based on provisional rates that permit recovery of overhead not exceeding certain limits. These overhead rates are subject to audit on an annual basis by the Defense Contract Audit Agency (DCAA). When final determination and approval of the allowable rates have been made, receivables may be adjusted accordingly. In management’s opinion, any adjustments will not be material. The DCAA has completed their audit of the rates through September 30, 1998.

      At September 30, 1998 and 1999, the allowance for doubtful accounts was $0 and $312,000, respectively. During 1999, we established our allowance in the amount of $312,000. During 2000 and 2001, we reduced our reserve by $97,000 and $15,000, respectively, based upon additional information of collectability.

SENSYTECH, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 4 — Property and Equipment

      Property and equipment are summarized as follows at September 30.

	2000	2001

Furniture and fixtures	$130,000	$137,000
Machinery and equipment	3,550,000	3,665,000
Leasehold improvements	795,000	963,000
Equipment capitalized under capital leases	143,000	143,000

Subtotal	4,618,000	4,908,000
Less accumulated depreciation and amortization	(2,991,000)	(3,479,000)

Total	$1,627,000	$1,429,000

      Depreciation and amortization expense was approximately $677,000, $560,000 and $488,000 for the years ended September 30, 1999, 2000 and 2001, respectively.

Note 5 — Note Payable — Line of Credit

      Effective February 28, 2001, the Company renewed its line of credit and related note payable with its bank. The agreement expires February 28, 2002, and provides a maximum available line of credit of $5,000,000. However, the total borrowing base generally cannot exceed the sum of 90% of qualified government accounts receivable and 80% of qualified non-government accounts receivable.

      The bank agreement establishes the interest rate at the LIBOR rate plus 225 to 275 basis points, determined by the Company’s ratio of funded debt to earnings before interest, taxes, depreciation and amortization. All borrowings under the line of credit and the performance of the Company’s obligations under the line of credit agreement are collateralized by the Company’s accounts receivable, equipment, contracts, and general intangibles. The agreement also contains various covenants as to dividend restrictions, working capital, tangible net worth, earnings and debt-to-equity ratios. At September 30, 2000 and 2001, no amounts were outstanding. Unused commitment fees of one quarter of one percent per annum are required.

Note 6 — Deferred Compensation

      The Company had a Non-Qualified Deferred Compensation Plan whereby certain employees may defer compensation with such deferrals taking the status of a general obligation of the Company. The balance bears interest at prime plus one-half percent. Benefits under this plan were paid in full during 2000.

      At September 30, 2000 and 2001, accrued severance pay relates to amounts payable to former officers of the Company. Such amounts are payable monthly through May 2002.

Note 7 — Employee Benefit Plans

      At September 30, 2001, the Company’s sole qualified deferred compensation plan (“the Plan”) consisted of two components. The Plan is comprised of a 401(k) plan and a profit sharing plan. In June of 1998, the Plan was amended to allow for self-direction investments of profit sharing contributions.

      To participate in the Plan, eligible employees must have attained 21 years of age. Eligible employees may elect to participate in the Company’s 401(k) plan on January 1 and July 1. In 1999, 2000 and 2001, the Company matched 50% of the first six percent of employee contributions, which match amounted to $183,000, $132,000 and $131,000, respectively.

SENSYTECH, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The total number of Company shares allocated to participants under the profit sharing plan at September 30, 1999, 2000 and 2001 were 514,888, 408,612, and 387,801, respectively.

Note 8 — Lease Commitments

      On September 2, 1998, the Company entered into a sales agreement for a property held for sale in Michigan. The Company sold its Michigan facility on December 1, 1998. The Company entered into a five-year lease for a portion of the facility with the new owner. The Company, effective June 30, 1999, also signed a non-cancelable 15-year lease with a third party for the real estate at its principal location in Virginia.

      The Company also leases various equipment under non-cancelable operating leases.

      Rent expense for the years ended September 30, 1999, 2000 and 2001 was $835,000, $897,000 and $879,000, respectively, which included $314,000 in 1999 associated with leases from related parties. At September 30, 2001, minimum rental payments under operating leases for facilities and equipment are as follows:

2002	$798,000
2003	805,000
2004	613,000
2005	498,000
2006	501,000
Remainder	4,595,000

Total	$7,810,000

      The Company sub-leases to a third party a portion of its facility at its principal location in Virginia. Sub-lease income for the years ended September 30, 1999, 2000 and 2001 was $-0-, $29,000, $112,000, respectively. At September 30, 2001, minimum rentals to be received under the sub-lease through the expiration of the lease in fiscal year 2003 are $187,000.

Note 9 — Stock Options

      The Company has an Incentive Stock Option Plan established in 1983 (“1983 Plan”), and a Long-Term Incentive Plan and a Non-Employee Director Stock Option Plan established in 1995 (collectively the “1995 Plans”). The Long-Term Incentive Plan provides for the granting of options, restricted stock and/or performance awards to key employees and the Non-Employee Director Stock Option Plan provides for the granting of options to outside members of the Board of Directors to purchase common stock of the Company at the fair market value at the date of the grant. There were 138,500 exercisable options outstanding at September 30, 2001 under the Long-Term Incentive Plan. There are no options or stock appreciation rights outstanding under the 1983 Plan at September 30, 2000 or 2001 and no additional options can be granted under the 1983 Plan. The Non-Employee Director Stock Option Plan was amended to prohibit future granting of options.

      The Company also has a 1991 Stock Option Plan, the (“1991 Plan”) and a 1996 Stock Option Plan, the (“1996 Plan”). The 1991 Plan and the 1996 Plan each have 25,800 exercisable options that are outstanding at September 30, 2001.

      Options under all of the aforementioned Plans generally vest over a one to five year period and expire after 10 years.

SENSYTECH, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Stock option activity is summarized as follows:

		Weighted
		Average
	1995 Plans	Exercise Price

Balance at Sept. 30, 1998	38,975	$2.82
Exercised	(12,400)	2.47
Granted	428,500	3.07
Expired	(375)	2.25
Forfeited	(103,000)	3.04

Balance at Sept. 30, 1999	351,700	$3.02
Exercised	(8,000)	2.91
Granted	30,500	4.58
Expired	—	—
Forfeited	(158,200)	3.15

Balance at Sept. 30, 2000	216,000	3.15
Exercised	(13,700)	2.91
Granted	223,000	4.18
Expired	—	—
Forfeited	(8,400)	4.03

Balance at Sept. 30, 2001	416,900	$3.74

		Weighted		Weighted
		Average		Average
	1991 Plan	Exercise Price	1996 Plan	Exercise Price

Balance at Sept. 30, 1998	25,800	$0.75	41,280	$3.37
Exercised	—	—	—	—
Granted	—	—	—	—
Expired	—	—	—	—
Forfeited	—	—	—	—

Balance at Sept. 30, 1999	25,800	$0.75	41,280	$3.37
Exercised	—	—	(15,480)	3.37
Granted	—	—	—	—
Expired	—	—	—	—
Forfeited	—	—	—	—

Balance at Sept. 30, 2000	25,800	0.75	25,800	3.37
Exercised	—	—	—	—
Granted	—	—	—	—
Expired	—	—	—	—
Forfeited	—	—	—	—

Balance at Sept. 30, 2001	25,800	$0.75	25,800	$3.37
Exercisable at Sept. 30, 2001	25,800	$0.75	25,800	$3.37

      Total shares of common stock reserved pursuant to the aforementioned plans and the non-qualified options are 471,500 at September 30, 2001.

SENSYTECH, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The weighted average grant date fair value of options granted for the 1995 Plans was $2.47, $4.58 and $4.18 during fiscal 1999, 2000 and 2001, respectively. Total shares exercisable at September 30, 1999, 2000 and 2001 were 136,280, 57,600 and 83,900 with a weighted average exercise price of $2.45, $2.47 and $3.17, respectively.

      During 2001, 40,000 options were exercised under a non-qualified stock option plan. At September 30, 2001, 3,000 options were outstanding and exercisable. The weighted average exercise price per share was $2.25 per share.

      The Black-Scholes model was used to estimate the fair value of the options. Significant assumptions include a risk-free interest rate of 3.5%, a volatility rate of 65.4%, and an expected life equal to the term of the options.

      The following summarizes information about stock options outstanding at September 30, 2001.

	2001		Weighted
	Number	Range of	Average
	Outstanding	Exercises Prices	Remaining Life

Non-Qualified Plan	3,000	$2.25	5.2 years
1991 Option Plan	25,800	$0.75	.3 years
1995 Option Plan	162,900	$2.25 to $3.25	6.9 years
1995 Option Plan	251,000	$3.50 to $5.25	9.5 years
1995 Option Plan	3,000	$5.88	8.0 years
1996 Option Plan	25,800	$3.37	5.2 years

	471,500	$0.75 to $5.88	7.8 years

      The Company continues to account for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board No. 25, “Accounting for Stock Issued to Employees,” under which no compensation cost for stock options is recognized for stock option awards granted at or above fair market value. Had compensation expense for the Company’s five stock-based compensation plans been determined based upon fair values at the grant dates for awards under those plans in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” the Company’s net income and earnings per share would have been reduced to the pro forma amounts indicated below for the years ended September 30, 1999, 2000 and 2001.

		Basic	Diluted
	Net	Earnings	Earnings
	Income	Per Share	Per Share

1999:
As reported	$1,689,000	$.42	$.40
Pro forma	$1,488,000	$.37	$.35
2000:
As reported	$1,666,000	$.42	$.40
Pro forma	$1,571,000	$.39	$.38
2001:
As reported	$1,224,000	$.31	$.30
Pro forma	$1,104,000	$.28	$.27

Note 10 — Stock Purchase Plan and Unearned Compensation

      The Company reserved 100,000 shares of common stock for sale to eligible employees through payroll deductions over six month periods pursuant to the 1983 Employee Stock Purchase Plan (the “Purchase

SENSYTECH, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Plan”). The purchase price is the lower of 90% of the fair market value of the stock on the first or last day of the purchase period. Under the Purchase Plan, 9,927 shares of common stock were issued in fiscal 2000, at an average price of $4.13 per share. At September 30, 2000, there were 40,272 shares available for future purchase. This plan was inactive during the year ended September 30, 2001.

      The Company adopted an incentive compensation plan that provides for a portion of the annual award to be paid in the form of stock of the Company subject to vesting requirements. In 2000, 46,292 shares were issued at a weighted average fair market value of $3.63 per share. These shares were issued upon the completion of the vesting period of one year. Unearned stock-based compensation consists of the remaining unamortized portion of such stock award. The Company amortized $42,000, $50,000 and $139,000 in the years ended September 30, 1999, 2000 and 2001, respectively. Pursuant to this plan, in November 2000, the Company made a stock grant of 10,000 shares to its former president as payment of the bonus earned by him prior to his leaving the Company. At the date of issue the market price of the stock was $3.625 per share.

Note 11 — Treasury Stock

      During fiscal 2000, the Company began acquiring shares of its common stock in connection with a stock repurchase program announced in May 2000. That program authorizes the Company to purchase up to 500,000 common shares from time to time on the open market. The Company purchased 72,000 shares and 53,245 shares during the years ended September 30, 2000 and 2001, respectively, at an aggregate cost of $285,000 in 2000 and $240,000 in 2001. The purpose of the stock repurchase is to help the Company achieve its goal of enhancing stockholder value.

Note 12 — Income Taxes

      The income tax provision (benefit) for the years ended September 30 consisted of the following.

	1999	2000	2001

CURRENT:
Federal	$1,261,000	$831,000	$455,000
State	193,000	184,000	84,000
DEFERRED:
Federal	(223,000)	6,000	202,000
State	(24,000)	5,000	38,000

	$1,207,000	$1,026,000	$779,000

      The Company’s deferred tax assets for the years ended September 30 are as follows.

	2000	2001

Federal	$796,000	$590,000
State	89,000	55,000

Total	$885,000	$645,000

SENSYTECH, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Deferred tax assets consist of the following for the years ended September 30.

	2000	2001

Accrued vacation	$95,000	$121,000
Accrued severance	269,000	110,000
Net operating losses and tax credits	323,000	294,000
Uncollectible accounts	82,000	76,000
Other, net	116,000	44,000

	$885,000	$645,000

      A reconciliation of the Company’s effective tax rate to the federal statutory rate for the years ended September 30 was as follows.

	1999	2000	2001

Federal statutory rate	34.0%	34.0%	34.0%
State income taxes, net of federal tax benefit	4.0	4.6	4.0
Change in valuation allowance	—	(7.2)	—
Prior year items	—	6.2	—
Other, net	3.7	.5	.9

	41.7%	38.1%	38.9%

      The net operating loss carryforwards (NOLs) expire principally in 2011, 2012, and 2013. The NOLs were acquired in the Acquisition and are subject to limitations as to their utilization under the Internal Revenue Code. As a result of uncertainties as to the Company’s ability to generate sufficient taxable income in future periods, the Company provided a valuation allowance on the opening balance sheet for a portion of the NOLs acquired in the Acquisition. To the extent that these NOLs become realized, or that the valuation allowance on these NOLs is reduced, the corresponding tax benefits are first used to reduce goodwill to zero and thereafter will serve to reduce any provision for income taxes.

      The reduction in the valuation allowance resulted from changes in the uncertainties surrounding the Company’s ability to generate future taxable income based on the Company’s sustained profitability in fiscal 1999 and fiscal 2000 and future projections of taxable income.

      The change in the valuation allowance in fiscal 1999 and $125,000 of the change in fiscal 2000 was used to reduce goodwill to zero. The remaining change in the valuation allowance in fiscal 2000 of $195,000 served to reduce income tax expense. At September 30, 1998, 1999 and 2000, the valuation allowance was $388,000, $320,000 and $0 respectively.

Note 13 — Concentrations of Credit and Other Business Risk

      As of September 30, 1999, 2000 and 2001, the Company had funds on deposit in excess of the federally insured amount with a bank. Approximately 90% of the Company’s revenues are generated from contracts with U.S. Government agencies or U.S. Government contractors. During the years ended September 30, 1999, 2000 and 2001, the Company recorded revenues from three significant contracts. For 1999, those contracts included the U.S. Navy Integrated Electronic Warfare System (AIEWS) subcontract from Lockheed Martin Corporation, the U.S. Navy ESM Receiver Systems contract, and the U.S. Navy Bobcat Systems contract. Revenues from these contracts amounted to 15%, 44%, and 28% of fiscal year 1999 total revenue, respectively. For 2000 and 2001, those contracts include the U.S. Navy Integrated Electronic Warfare Systems (AIEWS) subcontract from Lockheed Martin Corporation, the

SENSYTECH, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

U.S. Navy AN/BLQ-10 (V)1 and (V)2 contract, and the U.S. Navy Bobcat Systems contract. Revenue from these contracts amounted to 25%, 8%, and 15% of fiscal year 2000 total revenue, respectively, and 38%, 13% and 5% of fiscal year 2001 revenue, respectively.

      Companies which are engaged in the supply of defense-related equipment to the Government are subject to certain business risks, some of which are peculiar to that industry. Among these are: the cost of obtaining trained and skilled employees; the uncertainty and instability of prices for raw materials and supplies; the problems associated with advanced designs, which may result in unforeseen technological difficulties and cost overruns; and the intense competition and the constant necessity for improvement in facilities and personnel training. Sales to the Government may be affected by changes in procurement policies, budget considerations, changing concepts of national defense, social and economic developments abroad and other factors.

Note 14 — New Accounting Pronouncements

      The Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” and No. 142, “Goodwill and Other Intangible Assets,” in June 2001. SFAS No. 141 requires all business combinations completed after June 30, 2001, be accounted for under the purchase method. Management does not expect the implementation of these new pronouncements to have a significant impact on the Company’s financial position or its results of operation.

      The FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” on August 15, 2001, and SFAS No. 144, “Accounting for the Impairment of Disposal of Long-Lived Assets,” on October 4, 2001. These pronouncements will be adopted in 2002, and management of the Company does not expect the implementation of these new pronouncements to materially impact the Company’s financial position or its results of operations.

      In November 2001, the Emerging Issues Task Force (“EITF”) issued Issue 01-14, Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred. EITF No. 01-14 requires that companies report reimbursements received for out-of-pocket expenses incurred as revenue, rather than as a reduction of expenses. The provisions of EITF No. 01-14 are effective for financial statements issued for fiscal years beginning after December 15, 2001. As we have historically accounted for reimbursements of out-of-pocket expenses in the manner provided for under EITF No. 01-14, we do not expect the adoption of the provisions of EITF No. 01-14 to have an impact on our consolidated financial position or results of operations.

Note 15 — Segments Information

      The Company operates in the passive surveillance and countermeasures market for domestic and international clients. The Company’s systems are globally applicable to the defense markets and their allied information agencies for land, air, and sea-based applications. The Company believes that its passive surveillance and countermeasures products and services are among the best in the world. The Company’s goal is to provide its customers with total system surveillance solutions across the electromagnetic spectrum, using products manufactured by it and by others. The Company is customer-focused by providing tailored solution-based systems as follows:

•	Defense Systems (DS) Group designs, develops, and supports products which intercept, analyze, classify, identify, localize and track microwave signals from radars and weapons. The Company’s Electronic Support Measure (ESM) systems are used on military platforms, such as ships, submarines, patrol aircraft, and at ground installations, to intercept, analyze and identify radar/ weapon signals. Where the client desires to obtain electronic countermeasures for these potential

SENSYTECH, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

threats, the Defense Systems Group provides integrated Electronic Countermeasures (ECM) systems for both tactical and training scenarios.

•	Communication (Comms) Group designs, develops, and supports products which intercept signals, analyze the on-line communication, and identify and localize the involved parties. These systems are generally employed in aircraft, ships and ground installations to intercept transmissions occurring over established communications networks.

•	Imaging Group designs, develops, and supports products for multispectral, infrared, and light imaging systems which are employed on land and on aircraft for the remote sensing of damage assessment, environmental pollution, facility inspection, utility monitoring, and situation awareness.

      All three business segments offer applicable system engineering services which provide concept studies, system definition and services to aid in specification of customer requirements. These activities are performed for either present or prospective customers and are principally undertaken to assist the customer in the procurement of major integrated passive surveillance systems and where applicable, active electronic countermeasures.

      Manufacturing of the Communications Group and Defense Systems Group systems is accomplished from the Newington, Virginia facility. The Imaging Group products are manufactured in the Ann Arbor, Michigan, facility.

      The Company does not have a significant amount of inter-segment revenue and evaluates segment performance based upon revenue and income from operations by group. The combined segments income from operations equals the income from operations as reported in the Consolidated Income Statements of the Company. The Company does not allocate interest, other income and expenses or income taxes to the three segments and does not produce separate balance sheet information for each segment. In 1999 we operated in one segment and it was impracticable to obtain detailed information. The revenue and income from operations by segment for the years ended September 30 are as follows:

	2000	2001

Revenue:
DS	$16,333,000	$11,342,000
Comms	4,491,000	3,640,000
Imaging	1,882,000	1,409,000

Total	$22,706,000	$16,391,000

Income (Loss) From Operations:
DS	$2,167,000	$949,000
Comms	667,000	611,000
Imaging	(297,000)	186,000

Total	$2,537,000	$1,746,000

      Approximately 100% of long-lived assets are located in the United States.

Note 16 — Fair Value of Financial Instruments

      Based on existing rate, economic conditions and short maturities, the carrying amounts of all the financial instruments at September 30, 2000 and 2001 are reasonable estimates of their fair values. The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable and the capital lease obligation.

SENSYTECH, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 17 — Subsequent Events

      On October 3, 2001, the Company purchased certain assets used in the California operations of FEL Corporation for $400,000. The Company also assumed five executory contracts pertaining to the operating leases of real and personal property, which included the existing lease for the office, and hired all the employees previously employed by FEL in the California office.

SENSYTECH, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

ASSETS

	September 30,	June 30,
	2001	2002

	*	(Unaudited)
CURRENT ASSETS
Cash and cash equivalents	$4,362,000	$188,000
Accounts receivable, net of allowance for doubtful accounts of $200,000 at September 30, 2001 and $220,000 at June 30, 2002	3,091,000	4,378,000
Unbilled contract costs, net	3,563,000	9,705,000
Inventories (Note 2)	30,000	3,833,000
Deferred income taxes	341,000	331,000
Prepaid income taxes	392,000	—
Other current assets	139,000	398,000

TOTAL CURRENT ASSETS	11,918,000	18,833,000
PROPERTY AND EQUIPMENT	1,429,000	2,452,000
OTHER ASSETS
Deferred income taxes	304,000	304,000
Intangibles	—	528,000
Other assets	115,000	122,000

TOTAL ASSETS	$13,766,000	$22,239,000

*	The year-end balance sheet data was summarized from audited financial statements, but does not include all disclosures required by generally accepted accounting principles.

The accompanying notes are an integral part of these condensed consolidated financial statements.

SENSYTECH, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS, continued

LIABILITIES AND STOCKHOLDERS’ EQUITY

	September 30,	June 30,
	2001	2002

	*	(Unaudited)
CURRENT LIABILITIES
Line of credit	$—	$1,250,000
Accounts payable	450,000	2,163,000
Accrued salaries, benefits, and related expenses	822,000	1,545,000
Accrued severance pay	290,000	—
Other accrued expenses	73,000	639,000
Income taxes payable	—	136,000
Billings in excess of costs	145,000	2,677,000

TOTAL CURRENT LIABILITIES	1,780,000	8,410,000
STOCKHOLDERS’ EQUITY
Common stock	41,000	42,000
Additional paid-in capital	7,482,000	7,727,000
Treasury stock, at cost	(525,000)	(525,000)
Retained earnings	4,988,000	6,585,000

	11,986,000	13,829,000

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$13,766,000	$22,239,000

*	The year-end balance sheet data was summarized from audited financial statements, but does not include all disclosures required by generally accepted accounting principles.

The accompanying notes are an integral part of these condensed consolidated financial statements.

SENSYTECH, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Nine Months Ended June 30,

	2001	2002

	(Unaudited)	(Unaudited)
REVENUE
Contract revenue	$12,593,000	$20,509,000

COSTS AND EXPENSES
Cost of revenues	9,233,000	15,363,000
General and administrative expenses	2,195,000	2,529,000

Total costs and expenses	11,428,000	17,892,000

INCOME FROM OPERATIONS	1,165,000	2,617,000
OTHER EXPENSES
Interest income	113,000	34,000
Interest expense	—	(10,000)
Other income	93,000	78,000
Other expenses	(3,000)	(12,000)

INCOME BEFORE INCOME TAXES	1,368,000	2,707,000
INCOME TAX PROVISION	(561,000)	(1,110,000)

NET INCOME	$807,000	$1,597,000

PER SHARE AMOUNTS (Note 3)
Basic earnings per share	$0.20	$0.40

Diluted earnings per share	$0.20	$0.38

The accompanying notes are an integral part of these consolidated financial statements.

SENSYTECH, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended June 30,

	2001	2002

	(Unaudited)	(Unaudited)
Net cash provided by (used in) operating activities	$4,733,000	$(2,918,000)

Cash flows from investing activities:
Acquisition of FEL Corporation assets	—	(1,996,000)
Net acquisitions of property and equipment	(272,000)	(705,000)

Net cash used in investing activities	(272,000)	(2,701,000)

Cash flows from financing activities:
Proceeds from line of credit	—	1,250,000
Principal payments on capital lease obligations	(37,000)	—
Proceeds of stock option exercises	155,000	195,000
Payments on purchase of treasury stock	(18,000)	—

Net cash provided by financing activities	100,000	1,445,000

Net increase (decrease) in cash and cash equivalents	4,561,000	(4,174,000)
Cash and cash equivalents, beginning of period	1,512,000	4,362,000

Cash and cash equivalents, end of period	$6,073,000	$188,000

Supplemental disclosure of cash flow information:
Cash paid for interest	$3,000	$6,000

Cash paid for income taxes	$—	$321,000

Acquisition related costs included in accounts payable and accrued expenses	$—	$104,000

Cash received for income taxes	$162,000	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

SENSYTECH, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.  BASIS OF PRESENTATION

      The accompanying condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information for commercial and industrial companies and with the instructions to Form 10-QSB and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the nine month period ended June 30, 2002 are not necessarily indicative of the results that may be expected for the fiscal year ending September 30, 2002. Inter-company accounts and transactions have been eliminated in consolidation.

2.  INVENTORIES

      Inventories consist of the following:

	June 30,

	2001	2002

Raw materials	$—	$935,000
Component parts, work in process	—	2,838,000
Finished component parts	30,000	60,000

	$30,000	$3,833,000

3.  EARNINGS PER SHARE

      The computation of net earnings per share is based on the weighted average number of shares of common stock outstanding during the periods presented. The weighted average number of shares used in the basic earnings per share calculation was 3,982,056 and 3,996,201 for the nine-month periods ended June 30, 2001 and 2002, respectively. The weighted average number of shares used in the diluted earnings per share calculation was 4,036,000 and 4,232,441 for the nine-month periods ended June 30, 2001 and 2002, respectively.

	Nine Months Ended June 30,

	2001	2002

Net income	$807,000	$1,597,000

Weighted average shares outstanding — basic	3,982,056	3,996,201
Effect of dilutive securities:
Dilutive shares upon exercise of stock options	53,944	236,240

Weighted average shares outstanding — diluted	4,036,000	4,232,441
Basic earnings per share	$.20	$.40
Diluted earnings per share	$.20	$.38

4.  ACQUISITIONS

      On October 3, 2001, the Company purchased certain assets used in the California business of FEL Corporation for $400,000. The Company also assumed five executory contracts pertaining to leases of real and personal property used in this business and hired all eleven employees of this business. The acquisition has been recorded under the purchase method and, accordingly, the results of operations since October 3, 2001 have been included in the consolidated financial statements. The allocation of the purchase price to

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) — (Continued)

the fair value of assets acquired resulted in $400,000 of fixed assets. Had the acquisition occurred at the beginning of fiscal year 2001, results of operations would not have been materially different.

      On February 1, 2002, the Company acquired, through its wholly-owned subsidiary ST Production Systems, Inc. (STPSI), certain assets related to the government contract business of FEL Corporation (FEL) for approximately $1,850,000 in cash and $250,000 of expenses related to the acquisition. The acquisition related expenses consist of legal, accounting, and other professional services and fees. The acquisition has been recorded under the purchase method of accounting and, accordingly, the results of operations of STPSI business since February 1, 2002 have been included in the consolidated financial statements.

      The Company has utilized the guidance of Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations”, and SFAS No. 142, “Goodwill and Other Intangible Assets”, which were issued in June 2001. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and that goodwill, as well as any intangible assets believed to have an indefinite useful life, shall not be amortized for financial reporting purposes. The adoption of SFAS No. 142 on October 1, 2001 had no impact on the financial statements as the Company had no goodwill or intangible assets. In connection with the acquisition, $600,000 of intangible assets were identified and are related to acquired contracts, and were determined to have lives of eighteen to thirty-six months. The Company currently has recognized no goodwill in connection with the acquisition. Amortization expense is expected to approximate $265,000 in 2003, $100,000 in 2004, and $35,000 in 2005.

      The Company has made a preliminary allocation of the purchase price to the fair value of assets and liabilities acquired. The allocation is subject to change based on final determination of the fair value of assets and liabilities acquired. The allocation is as follows.

Assets:
Accounts receivable	$600,000
Inventories and unbilled contract costs	265,000
Intangible assets	600,000
Equipment	869,000
Other assets	100,000
Liabilities:
Accrued expenses, including acquisition related expenses of $104,000	(334,000)

Purchase price and acquisition-related expenses	$2,100,000

      The following condensed proforma results of operations reflect the proforma combinations of the Company and the acquired FEL business as if the combination occurred at the beginning of the periods presented, compared with the actual results of operations for Sensytech for the nine months ended June 30, 2002.

	Nine Months Ended		Nine Months Ended

	Historical	Proforma	Historical	Proforma
	June 30,	June 30,	June 30,	June 30,
	2001	2001	2002	2002

Revenues	$12,593,000	$21,647,000	$20,509,000	$24,533,000
Income from operations	1,165,000	670,000	2,617,000	2,397,000
Net income	807,000	432,000	1,597,000	1,445,000
Basic earnings per share	.20	.11	.40	.36
Diluted earnings per share	.20	.11	.38	.34

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) — (Continued)

      For the purpose of preparing the proforma information, the nine months ended June 30, 2001 results include nine months of FEL’s government contract business for the most recent fiscal year ended December 31, 2001. The proforma information for the nine months ended June 30, 2002 include four months of FEL’s most recent fiscal year ended December 31, 2001. FEL information for periods prior to January 1, 2001 was not available. Proforma adjustments included the amortization of intangible assets over an eighteen to thirty-six month period, the reduction of interest income for cash used for the acquisition, and depreciation for acquired equipment using a three year life.

      The Company has incurred no material costs in the past three years related to environmental issues. On February 1, 2002, the Company purchased the assets and assumed certain government contracts of FEL in Farmingdale, New Jersey. It also signed a two-year lease for a building at the former FEL facility in Farmingdale. There is known chemical contamination in the soil at other parts of the industrial park where our building is located as a result of the former operations of FEL. This contamination must be remediated pursuant to New Jersey law.

      The Company entered into an agreement with the New Jersey Department of Environmental Protection, or NJDEP, under which it agreed to make a payment of $280,000, in addition to an environmental protection premium of $10,000, in settlement of potential liability to NJDEP for contamination existing at the site prior to February 1, 2002. In return, the NJDEP signed a covenant not to sue the Company for any environmental claims at this site and the landlord agreed to reduce future lease payments. For this covenant to remain valid, the Company must cease operations at this site by July 31, 2004. The Company plans to cease operations at the site before that date. The landlord at this site has agreed to hold the Company harmless from any claims based on prior environmental contamination at the site. The $280,000 payment is accounted for as prepaid rent and is being ratably amortized over the two-year life of the lease. Neither the agreement with the landlord nor the settlement with the NJDEP shields the Company from potential claims by the United States Environmental Protection Agency. To the Company’s knowledge, no such claim has been asserted or threatened.

5.     SEGMENT REPORTING

      The Company operates in the passive surveillance and countermeasures market for domestic and international clients. The Company’s systems are globally applicable to the defense markets and their allied information agencies for land, air, and sea-based applications. The Company is customer-focused by providing tailored solution-based systems as follows:

•	The Defense System Group (DSG) is comprised of the former EW Group (EWG) and STPSI. Defense Systems Group designs, develops, and supports products which intercept, analyze, classify, identify, localize and track microwave signals from radars and weapons. The Company’s Electronic Support Measure (ESM) systems are used on military platforms, such as ships, submarines, patrol aircraft, and at ground installations, to intercept, analyze and identify radar/ weapon signals. Where the client desires to obtain electronic countermeasures for these potential threats, the Defense Systems Group provides integrated Electronic Countermeasures (ECM) systems for both tactical and training scenarios. The Defense Systems Group manufactures airborne and surface ship communications and anti-torpedo defense systems for domestic and international clients.

•	Communication Group (Comms) designs, develops, and supports products that intercept signals, analyze the on-line communication, and identify and localize the involved parties. These systems are generally employed in aircraft, ships and ground installations to intercept transmissions occurring over established communications networks.

•	Imaging Group (Imaging) designs, develops, and supports products for multispectral, infrared, and light imaging systems which are employed on land and on aircraft for the remote sensing of damage assessment, environmental pollution, facility inspection, utility monitoring, and situation awareness.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) — (Continued)

      The Company does not have a significant amount of inter-segment revenue and evaluates segment performance based upon revenue and income from operations by group. The combined segments income from operations equals the income from operations as reported in the Consolidated Statements of Income of the Company. The Company does not allocate interest, other income and expenses or income taxes to the three segments and does not produce separate balance sheet information for such segment. The revenue and income from operations by segment for the nine months ended June 30, 2001 and 2002 are as follows:

	Nine Months Ended June 30,

	2001	2002

Revenue:
DSG	$9,045,000	$11,010,000
Comms	2,880,000	6,822,000
Imaging	668,000	2,677,000

Total	$12,593,000	$20,509,000

Income (Loss) From Operations:
DSG	$840,000	$510,000
Comms	623,000	1,571,000
Imaging	(298,000)	536,000

Total	$1,165,000	$2,617,000

      Approximately 100% of long-lived assets are located in the United States.

6.     RECENTLY ISSUED ACCOUNTING STANDARDS

      In June 2002, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 nullifies Emergency Issues Task Force (EITF) Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity,” under which a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at fair value when the liability is incurred. The provisions of the statement are effective for exit or disposal activities that are initiated after December 31, 2002. We have not yet completed our analysis of this new pronouncement and the impact it will have on the consolidated financial statements.

[INSIDE BACK COVER ART]

Ten pictures of our communications systems and imaging systems products. The seven communications systems pictures are of antennas, equipment and components of equipment. The three imaging pictures are of products and the images produced by the products.

2,020,000 Shares

Sensytech, Inc.

Common Stock

PROSPECTUS

FRIEDMAN BILLINGS RAMSEY	BB&T CAPITAL MARKETS

November 19, 2002